As filed with the Securities and Exchange Commission on April 1, 2015.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FOAMIX PHARMACEUTICALS LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel (State or Other Jurisdiction of Incorporation or Organization)	2833 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 7670402, Israel
Tel: +972-8-9316233
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: +1 (302) 738-6680
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

Phyllis G. Korff, Esq. Andrea Nicolas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Tel: +1 (212) 735-3000 Fax: +1 (212) 735-2000	Amir Zolty, Adv. Yingke Israel - Eyal Khayat, Zolty, Neiger & Co. 9 Hamanofim St., P.O. Box 2136 Herzliya Pituach 46120, Israel Tel: +972-9-957-7171 Fax: +972-9-957-7177	Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Tel: +1 (212) 819-8200 Fax: +1 (212) 354-8113	Clifford M. J. Felig, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100 Fax: +972-3-610-3111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value NIS 0.16 per share	$57,500,000	$6,682

(1)	Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

Subject to Completion, dated April 1, 2015

PROSPECTUS

Shares

Foamix Pharmaceuticals Ltd.

Ordinary Shares

We are offering              of our ordinary shares.

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “FOMX.” On March 31, 2015, the last reported sales price of our ordinary shares was $9.25 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are therefore subject to reduced reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase              additional ordinary shares. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares on or about          , 2015.

Barclays	Cowen and Company	Guggenheim Securities

Oppenheimer & Co.

Prospectus dated          , 2015

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our ordinary shares in any circumstances under which such offer or solicitation is unlawful.

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2014 and our other filings with the Securities and Exchange Commission listed in the section of this prospectus entitled “Incorporation of Documents by Reference” and does not contain all of the information you should consider before investing in our ordinary shares. You should also consider, among other things, the matters described under “Risk Factors” and “Operating and Financial Review and Prospects,” in each case appearing elsewhere in this prospectus or in our Annual Report on Form 20-F for the year ended December 31, 2014, incorporated by reference herein. Unless the context otherwise requires, all references to “Foamix,” “we,” “us,” “our,” the “Company” and similar designations refer to Foamix Pharmaceuticals Ltd. and its wholly-owned subsidiary.

Company Overview

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, rosacea, impetigo and other skin conditions. Our lead product candidate, FMX101 for moderate-to-severe acne, is a novel topical foam formulation of the antibiotic minocycline. Our clinically and statistically significant Phase II clinical trial results demonstrate that our high dose minocycline foam, FMX101, provides a faster, more effective treatment than the reported results for oral minocycline, the current standard of care for moderate-to-severe acne, and does so with fewer side effects. Based on these results, we believe that FMX101 has the potential to become the new standard of care for the moderate-to-severe acne market. We are currently investing the majority of our efforts and resources to commence a Phase III clinical trial in the United States with FMX101 during the third quarter of 2015.

Based on the results of FMX101 for moderate-to-severe acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we are pursuing an additional indication for a minocyline foam for rosacea, FMX103, which is a version of FMX101 with different concentrations of minocycline. Rosacea is a chronic skin disorder that is characterized by facial redness and inflammatory lesions. It afflicts approximately 16 million people in the U.S. alone. The most common treatments for rosacea are topical therapies such as Metrogel, generic metronidazole, and Finacea, as well as oral minocycline or oral doxycycline, such as Oracea. We expect to commence a Phase II clinical trial for FMX103 in patients with moderate-to-severe rosacea in mid-2015.

We have also completed a Phase II clinical trial for FMX102, our product candidate for the treatment of impetigo. Based on its efficacy and safety profile, we believe it will present an attractive option for the treatment of impetigo, including impetigo caused by methicillin-resistant staphylococcus aureus, or MRSA. To be in a position to commence a Phase III clinical trial for FMX102, we will first need to receive guidance from the antiinfective division of the FDA with regard to the preclinical and clinical activities that are required to obtain regulatory approvals for this product, and based on such guidance, we will develop a clinical plan for FMX102. Additionally, we are developing several other product candidates, including FDX104, a doxycycline foam for chemotherapy-induced rashes, for which we initiated a Phase II clinical trial in Israel in late 2014.

We developed FMX101, FMX102, FMX103 and FDX104 using our proprietary technology, which includes our foam-based platforms. This technology enables us to formulate and stabilize a wide variety of drugs and deliver them directly to their target site. Our foam platforms have significant advantages over alternative delivery options and are suitable for multiple application sites, creating a potential pipeline of products across a range of conditions to drive future growth. In addition, we have entered into development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC, which, from our inception in 2003 to December 31, 2014, have generated $18.1 million in revenues.

FMX101 for moderate-to-severe acne.   FMX101, a high dose minocycline foam formulation for moderate-to-severe acne, is our lead product candidate. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the U.S. alone, approximately 10 million of whom suffer from moderate-to-severe acne according to the Journal of Investigative Dermatology. The U.S. market for branded prescription drugs for acne was estimated to be approximately $3.0 billion for the 12 months ended January 31, 2015, of which $1.3 billion was attributed to oral antibiotics such as Solodyn, the current standard of care for moderate-to-severe acne, and the remaining $1.7 billion was attributed to topical drugs such as Epiduo and Aczone, which are used to treat mild acne. In 2013, we completed a dose-ranging Phase II clinical trial of FMX101 in Israel, involving 150 patients aged 12 to 25 with moderate-to-severe acne. This trial demonstrated both clinically and statistically significant efficacy versus the control placebo group, with FMX101 reducing inflammatory acne lesions by 71% in only six weeks and non-inflammatory lesions by 73% in 12 weeks. In addition, no drug-related systemic side effects were observed.

While we have not conducted head-to-head trials, the results of our Phase II clinical trial of FMX101 contrast with the results reported on the product label for Solodyn, the current standard of care for moderate-to-severe acne, which states that it achieved only a 44% reduction of inflammatory lesions in 12 weeks and that it did not demonstrate any effect on non-inflammatory lesions. Furthermore, according to its product label, Solodyn’s most common adverse systemic side effects include headaches, fatigue, dizziness and severe itchiness. Additionally, there are several uncommon but severe side effects of Solodyn. We believe the efficacy of FMX101 coupled with the absence of reported systemic drug-related side effects has the potential to position it as the new standard of care for moderate-to-severe acne, provided we are able to obtain regulatory approval. Furthermore, we may pursue an indication for mild acne given the efficacy and safety shown in our Phase II clinical trial of FMX101 as well as its convenience of use. We expect to develop FMX101 through the U.S. Food and Drug Administration’s, or FDA’s, 505(b)(2) regulatory pathway and commence Phase III clinical trials in the third quarter of 2015. The FDA’s 505(b)(2) regulatory pathway permits the filing of a new drug application, or NDA, where some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference. This approach could expedite the development program for FMX101 by potentially decreasing the amount of non-clinical and clinical data that we would need to generate in order to obtain FDA approval. We believe we have sufficient cash on hand as of December 31, 2014 to fund our Phase III clinical trial of FMX101.

FMX103 for rosacea.    FMX103 is a product candidate we are developing for the treatment of rosacea, and is a version of FMX101 with different concentrations of minocycline. Based on the results of FMX101 for moderate-to-severe acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we are pursuing rosacea as an additional indication. Rosacea is a chronic skin disorder that is characterized by facial redness and inflammatory lesions. It afflicts approximately 16 million people in the U.S. alone. The most common treatments for rosacea are topical therapies such as Metrogel, generic metronidazole, and Finacea, as well as oral minocycline or oral doxycycline, such as Oracea. We expect to commence a Phase II clinical trial for FMX103 in patients with moderate-to-severe rosacea in mid-2015.

FMX102 for impetigo.   We are also developing FMX102, a low dose minocycline foam for the treatment of impetigo, including cases of impetigo caused by MRSA. Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children, and is typically caused by staphylococcus aureus, including MRSA. It usually results in red sores and lesions on the face, neck, arms and legs. In 2012, we completed a dose-ranging Phase II clinical trial in Israel with 32 pediatric patients each with at least two impetigo lesions. Of those patients, 11 had confirmed MRSA infection. In our Phase II clinical trial, patients receiving FMX102 twice daily experienced an 81.3% success rate in only three days and a 100% success rate in 14 days. Moreover, all MRSA-infected patients were bacteriologically cured after seven days of treatment. While we have not conducted head-to-head trials, this contrasts with the results reported on the product label for Bactroban, the current standard of care for impetigo, which states that it achieves a clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily application. To be in a position to commence a Phase III clinical trial for FMX102, we will first need to receive guidance from the antiinfective division of the FDA with regard to the preclinical and clinical activities that are required to obtain regulatory approvals for this product, and based on such guidance, we will develop a clinical plan for FMX102.

Additional product candidates.   Using our proprietary technology and foam platforms, we are developing several other product candidates, including FDX104, a doxycycline foam for chemotherapy-induced rashes, for which we initiated a Phase II clinical trial in Israel in late 2014. Our product candidate pipeline also includes early-stage stable foam formulations of various drugs for the treatment of common dermatological indications, including antibacterial drugs, antifungal drugs, corticosteroids and immunomodulators.

Product candidate pipeline.   The following chart provides a summary of the developmental pipeline for our four lead product candidates:

*	We anticipate that we will obtain the requisite approvals to commence a Phase II clinical trial for FMX103 for rosacea without first having conducted a Phase I clinical trial, as minocycline, the active ingredient in FMX101 and FMX103, is a well-known drug with an established safety profile and we have successfully completed a Phase II clinical trial of FMX101 for moderate-to-severe acne.

Proprietary, innovative technology comprising different foam platforms.   We have independently developed a series of proprietary foam platforms, each having unique pharmacological features and characteristics, which enable us to formulate, stabilize and deliver a wide variety of drugs directly to their target site. For example, minocycline is known to be very unstable and rapidly degrades in the presence of most commonly-used formulation components. Utilizing our proprietary technology, we successfully stabilized minocycline in a novel topical foam formulation. Our choice to develop foams over other platforms stems from foam’s significant advantages over alternative delivery systems, being that it spreads easily and can be applied to large skin areas, is readily absorbed, avoids a messy residue and is highly tolerable due to use of gentle ingredients. All ingredients used in our minocycline foam are listed in the FDA Inactive Ingredient Database, or IID, and are used in concentrations that do not exceed the maximum concentrations given in the IID. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and to treat a range of diseases and disorders.

Development and license agreements.   In addition to our product candidates, we have entered into development and license agreements with various pharmaceutical companies including Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC, combining our foam technology with a drug selected by the licensee to create new products with improved efficacy and ease-of-use. Each license agreement entitles us to service payments, contingent payments and royalties from sales of any new products that are commercialized. Each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. The prospective products under these various agreements are currently in pre-clinical, Phase II, Phase III and pre-approval stages. To date, none of these prospective products have been effectively commercialized.

Patents.   We have several granted patents related to FMX101, FMX102, FMX103 and FDX104 in the U.S., which are expected to remain in effect until 2030. These patents claim a formulation of a tetracycline antibiotic which can include minocycline or doxycycline, and therefore may be less protective than patents that claim a new drug. We also have patent applications claiming formulations which relate to FMX101, FMX102, FMX103 and FDX104 pending in various global markets including the U.S., Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of March 31, 2015, we had a patent portfolio of over 110 granted patents and over 95 patent applications worldwide, including 39 granted patents the U.S., relating to our foam-based platforms and other technology.

Our Competitive Strengths

We believe that our expertise in foam technology, as demonstrated by our development of a novel topical foam formulation of minocycline, enables us to develop global product candidates which address shortcomings of currently available treatment options and positions us to compete effectively in the markets for the treatment of acne, rosacea, impetigo and other skin conditions.

FMX101 represents an improved treatment alternative for moderate-to-severe acne.   Our lead product candidate, FMX101, is a novel topical foam formulation of minocycline, offering an easy-to-use and convenient alternative to existing treatment options for moderate-to-severe acne. While we have not conducted head-to-head trials, based on our current clinical data compared to the label claims of the current standard of care, Solodyn, FMX101 offers a faster and more effective treatment for moderate-to-severe acne with no reported systemic side effects. We believe that FMX101, if approved, will capture a significant share of the acne treatment market, and may even expand the overall acne market by attracting new patients who avoid current treatment options due to their limited effectiveness and potentially severe systemic side effects.

Lower risk and expedited development pathway.   We are focused on reformulating established drugs using our proprietary foam platforms. As a result, we expect the approval process for our product candidates to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which allows some of the information required for approval to come from studies and trials that we did not conduct, leading to a relatively less expensive and faster approval process.

Large opportunity to expand use of our proprietary technology and foam platforms.   Our proprietary technology enables us to formulate and stabilize a wide variety of drugs, including extremely sensitive drugs that readily disintegrate when combined with most commonly-used topical compounds, enabling us to produce topical formulations of existing therapies that were previously unavailable. By making these drugs available for topical application, our foam platforms can enhance their potency, clinical effectiveness and ease-of-use while minimizing side effects. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and can be tailored to treat a range of diseases and disorders. We believe that the diversity of our foam platforms and their numerous possible combinations with other drugs will allow us to select the best candidates for further development based on market need and the available regulatory pathway.

Cooperation with other pharmaceutical companies.   We have entered into development and license agreements with various pharmaceutical companies, including Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC, where we combine our foam technology with their proprietary drugs to create improved products. Under the terms of these agreements we receive service payments and contingent payments, which generated approximately $18.1 million in revenues from our inception in 2003 to December 31, 2014, as well as royalties if the licensed products are eventually approved and marketed. Each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. Our licensed products are currently in pre-clinical, Phase II, III and pre-approval stages and, if successfully commercialized, may demonstrate the value of our technology, support our development efforts and result in substantial income from royalties.

Proprietary intellectual property protection and barriers to entry.   In relation to FMX101, FMX102, FMX103 and FDX104, we have several patents in the U.S. which are expected to remain in effect until 2030, and we also have several pending patent applications in the U.S. as well as one in each of Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of March 31, 2015, we had a patent portfolio of over 110 granted patents and over 95 pending patent applications worldwide describing and claiming our foam-based platforms and other technology. In the United States, we had 39 granted patents on March 31, 2015. We believe these patents and patent applications offer protection for aspects of our foam-based platforms and a range of our internal and out-licensed product candidates and act as a deterrent against certain competing products by competitors. Our intellectual property position further relies on our proprietary know-how, presenting an additional barrier to entry by competitors.

Our Strategy

We intend to become a leading specialty pharmaceutical company in the dermatology space. The key elements of our strategy to achieve this goal include:

Complete development and obtain regulatory approval for FMX101.   We are in late-stage clinical development of FMX101 for the treatment of moderate-to-severe acne. We have completed Phase II clinical trials and expect to initiate pivotal Phase III clinical trials for FMX101 during the third quarter of 2015. We expect to file for regulatory approvals for FMX101 in the U.S. by early 2017 in order to enter the moderate-to-severe acne market. To support these efforts, we have enlisted U.S.-based clinical and regulatory executives, who have extensive experience in conducting clinical development programs and obtaining FDA approval for dermatological products.

Build our own sales and marketing capabilities to commercialize FMX101, FMX102 and FMX103 in the U.S.    We intend to build an internal sales force and commercial organization to launch FMX101, FMX102 and FMX103 in the U.S., subject to obtaining FDA approvals. We plan to build a specialized, focused and scalable sales force to target those key dermatologists and pediatricians in the U.S. who prescribe the majority of the medications for acne, rosacea and impetigo. To support these efforts, we have enlisted U.S.-based marketing executives with extensive experience in commercializing products in the dermatology market.

Develop and commercialize our other proprietary product candidates.   In addition to FMX101, we are in the early stages of clinical development for other product candidates developed on our proprietary foam platforms. We are developing FMX103 for the treatment of rosacea, FMX102 for the treatment of impetigo and FDX104 for the treatment of chemotherapy-induced rashes. We expect to enter a Phase II clinical trial for FMX103 in this indication in mid-2015. We are also developing FDX104, a topical formulation of doxycycline for the treatment of acne-like rashes associated with chemotherapy. We initiated a Phase II clinical trial with FDX104 in Israel in late 2014. Our research and development team has an established track record of advancing early stage product candidates through all phases of clinical development and subsequent regulatory approval.

Assess and prioritize future therapeutic indications for our foam platforms.   Beyond our currently identified product candidates, we have developed a series of stable foam formulations with drugs that are known to effectively treat common dermatological indications including atopic dermatitis, psoriasis, genital warts and actinic keratoses, herpes and fungal infections. We intend to begin selective development of these products based on the outlook of these markets and the available regulatory pathway. We plan to develop our product candidates under the FDA’s 505(b)(2) regulatory pathway, which leads to a relatively less expensive and faster process for approval and eventual product launch.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 10 before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	We are largely dependent on the success of our lead product candidate, FMX101 for the treatment of acne.
•	We have not conducted Phase III clinical trials for any of our product candidates, nor have we applied for regulatory approvals to market any of our product candidates, and we may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize our product candidates.
•	We have completed only one Phase II clinical trial relating to each of FMX101 and FMX102, in each case outside the U.S., the results of which may not be predictive of future trial results.
•	If the FDA does not conclude that FMX101 satisfies the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetics Act, or Section 505(b)(2), or if the requirements for this product candidate under Section 505(b)(2) are not as we expect, the approval pathway for this product candidate will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.
•	Our ability to finance our company and generate revenues depends on the clinical and commercial success of FMX101 and our other product candidates. Many of the factors that will determine whether we gain such success are beyond our control, and our failure to do so will negatively impact our business.

•	We may encounter delays in completing clinical trials for FMX101 and our other product candidates and may even be prevented from commencing such trials due to factors that are largely beyond our control.
•	FMX101 and FMX102 may produce undesirable side effects that we may not have detected in our Phase II clinical trials. This could limit or prevent us from gaining marketing approval or market acceptance for this product candidate, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.
•	Even if FMX101 or our other product candidates receive marketing approval, we may continue to face future developmental and regulatory difficulties. In addition, we are subject to government regulations and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.
•	If we are not successful in developing, acquiring regulatory approval for and commercializing additional product candidates beyond FMX101, our ability to expand our business and achieve our strategic objectives would be impaired.
•	We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only two product candidates that have completed any clinical trials and have no sales, which, together with our limited operating history, make it difficult to assess our future commercial viability.
•	We currently develop our clinical drug products exclusively in one research and development facility and may utilize this facility in the future to support commercial production if our product candidates are approved. If this or any future facility or our equipment were to be damaged or destroyed, or if we experience a significant disruption in our operations for any other reason, our ability to continue to operate our business would be materially harmed.
•	If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to FMX101, FMX102, FMX103, FDX104 or any of our other product candidates are not adequate, our intellectual property rights are successfully challenged, or we are restricted by other intellectual property for which licenses are not available, we may not be able to compete effectively and we otherwise may be harmed.

Our Corporate Information

We were incorporated under the laws of the State of Israel on January 19, 2003. Our principal executive offices are located at 2 Holzman St., Weizmann Science Park, Rehovot 7670402, Israel, and our telephone number is +972-8-9316233. The offices of our fully owned U.S. subsidiary are located at 520 U.S. Highway 22, Bridgewater, New Jersey 08807, and its telephone number is +1-800-775-7936. Our website is www.foamixpharma.com. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. Our agent for service of process in the U.S. is Puglisi & Associates, located at 850 Library Ave. Suite 204, Newark, Delaware 19711, and its telephone number is +1 (302) 738-6680.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Foamix” word mark, the “Foamix” design logo and other trademarks or service marks of Foamix Pharmaceuticals Ltd. appearing in this prospectus are the property of Foamix Pharmaceuticals Ltd. We have several other registered trademarks, service marks and pending applications relating to our products. Although we have omitted the “®” and “TM” trademark designations for such marks in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Ordinary shares we are offering
          ordinary shares (or           if the underwriters exercise in full their option to purchase additional ordinary shares)
Ordinary shares to be outstanding immediately
after this offering
          ordinary shares (or           if the underwriters exercise in full their option to purchase additional ordinary shares)
Option to purchase additional shares
The underwriters have an option for a period of 30 days to purchase up to           additional shares of our ordinary shares.
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $   million, or $   million if the underwriters exercise in full their option to purchase additional ordinary shares, based on an assumed public offering price of $    , the last reported sale price of our ordinary shares on The NASDAQ Global Market on             , 2015, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $4 million to conduct a Phase II clinical trial for FMX103 for the treatment of rosacea and, in the event that trial is successful, an additional approximately $11 - $13 million to conduct a Phase III clinical trial for FMX103;
•	approximately $8 - $10 million to conduct animal and human safety studies and Phase III clinical trials for FMX102 for the treatment of impetigo;
•	approximately $1 million to conduct a Phase II clinical trial for FDX104 for the treatment of chemotherapy-induced rashes and, in the event that trial is successful, an additional approximately $15 - $18 million to conduct a Phase III clinical trial for FDX104; and
•	any remaining net proceeds for general corporate proceeds, including for the development and promotion of our other pipeline products.

See “Use of Proceeds” on page 43 for additional information.

Risk factors
You should read the “Risk Factors” section of this prospectus and our Annual Report on Form 20-F for the year ended December 31, 2014, incorporated by reference herein, for a discussion of factors to consider carefully before deciding to invest in our ordinary shares.
The NASDAQ Global Market symbol:
“FOMX.”

Unless otherwise stated, the number of ordinary shares to be outstanding after this offering is based on 22,664,519 ordinary shares outstanding as of March 31, 2015 and excludes (i) warrants to purchase 2,531,480 ordinary shares at an exercise price of $5.04 per share, and (ii) 1,799,438 ordinary shares reserved as of March 31, 2015 for issuance to employees, directors, consultants and other service providers, of which options to purchase 1,108,750 ordinary shares had been granted at a weighted average exercise price of $3.29 per share.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the outstanding options described above; and
•	assumes no exercise by the underwriters of their option to purchase additional ordinary shares from us.

The terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the U.S.

SUMMARY FINANCIAL DATA

The following tables set forth our summary consolidated financial data. We have derived the following summary consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements incorporated by reference in this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2014. You should read this data together with our audited consolidated financial statements and related notes and the information under the captions “Consolidated Statements and Other Financial Information” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find Additional Information” and “Incorporation of Documents by Reference” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of future results.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S., or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.

	Year ended December 31,
	2014	2013	2012
	(in thousands, except share and per share data)
Consolidated Statements of operations data:
Revenues	$5,414	$1,404	$1,086
Cost of revenues(1)	527	453	491
Gross profit	4,887	951	595
Operating expenses:
Research and development(1)	3,557	1,086	1,202
Selling, general and administrative(1)	2,964	1,221	953
Total operating expenses	6,521	2,307	2,155
Operating loss	1,634	1,356	1,560
Financial expenses, net	9,844	1,075	609
Income tax	6	—	—
Net loss	$11,484	$2,431	$2,169
Loss per share — basic and diluted(2)	$0.79	$0.22	$0.20
Weighted average number of ordinary shares used in computing basic and diluted loss per ordinary share	14,512	11,285	11,003
As of December 31,
2014
(in thousands)
Consolidated Balance sheet data:
Cash, cash equivalents and investment in marketable securities	$49,966
Working capital(3)	48,757
Total assets	51,277
Total long-term liabilities	381
Total shareholders’ equity	48,762

(1)	Includes share-based compensation expenses as follows:
	Year ended December 31,
	2014	2013	2012
	(in thousands)
Cost of revenues	$15	$16	$23
Research and development	80	59	83
Selling, general and administrative	102	430	249
Total share-based compensation	$197	$505	$355
(2)	Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period.
(3)	Working capital is defined as total current assets minus total current liabilities.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before investing in our ordinary shares, you should consider carefully the risks and uncertainties described below, together with the other information contained in this prospectus or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which are incorporated by reference herein in their entirety, before you decide to purchase our ordinary shares. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

Risks Related to Our Business and Industry

We are largely dependent on the success of our lead product candidate, FMX101 for the treatment of acne.

We have invested a majority of our efforts and financial resources in the research and development of FMX101 for the treatment of moderate-to-severe acne. It is currently one of our only two product candidates that have completed a Phase II clinical trial. Previously, we have referred to FMX101 as relating to both acne and rosacea. Now, we identify as separate minocycline foam candidates FMX101, a high dose minocycline foam designated by us for the treatment of acne, and FMX103, a minocycline foam which is a version of FMX101 with different concentrations of minocycline, designated by us for the treatment of rosacea. We are currently investing a majority of our efforts and resources to bring FMX101 to a position to commence a Phase III clinical trial in the United States during the third quarter of 2015. The success of our business depends largely on our ability to fund, execute and complete the development of, obtain regulatory approval for and successfully commercialize FMX101 in the U.S. market in a timely manner. If we fail to do so, we may not be able to obtain adequate funding to continue to operate our business.

We have not conducted Phase III clinical trials for any of our product candidates, nor have we applied for regulatory approvals to market any of our product candidates, and we may be delayed in obtaining or fail to obtain such regulatory approvals and to commercialize our product candidates.

The process of developing, obtaining regulatory approval for and commercializing FMX101 and any of our other product candidates is long, complex, costly and uncertain, and delays or failure can occur at any stage.

The research, testing, manufacturing, labeling, marketing, sale and distribution of drugs are subject to extensive and rigorous regulation by the FDA, and foreign regulatory agencies. These regulations are agency-specific and differ by jurisdiction. We are not permitted to market FMX101 or any other product candidate in the U.S. until we receive approval of an NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. To gain approval of an NDA or other equivalent regulatory approval, we must provide the FDA or relevant foreign regulatory authority with clinical data that demonstrates the safety, purity and potency of the product for the intended indication.

Before we can submit an NDA to the FDA or similar applications to foreign regulatory authorities, as applicable, for FMX101, our lead product candidate, we must conduct Phase III clinical trials. These clinical trials will be substantially broader than our Phase II clinical trials and will require us to enlist a considerably larger number of patients in multiple clinics and medical centers across a number of different countries. Before commencing Phase III clinical trials in the U.S. we will also need to agree on a protocol with the FDA. We have not received regulatory clearance to conduct the clinical trials that are necessary to file an NDA with the FDA or comparable applications to foreign regulatory authorities. Our other product candidates, aside from FMX102, are at earlier stages of development than FMX101 and are therefore subject to even greater uncertainty and risk and may never progress to the clinical trial stage or beyond.

Phase III clinical trials often produce unsatisfactory results even though prior clinical trials were successful. Moreover, the results of clinical trials may be unsatisfactory to the FDA or foreign regulatory authorities even if we believe those clinical trials to be successful. The FDA or applicable foreign regulatory agencies may suspend one or all of our clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies, such as pediatric studies, and submit that data before considering or reconsidering any NDA or similar foreign regulatory application we may submit. Depending on the extent of these additional studies, approval of any applications that we submit may be significantly delayed, or may require us to expend more resources than we have available. It is also possible that additional studies we conduct may not be considered sufficient by the FDA or other foreign regulatory agencies to provide regulatory approval.

If any of these outcomes occur, we would not receive approval for FMX101 and may be forced to cease operations.

We have conducted only one Phase II clinical trial relating to each of FMX101 and FMX102, in each case outside the U.S., the results of which may not be predictive of future trial results.

Positive results in preclinical testing and early clinical trials do not ensure that later clinical trials will be successful. A number of pharmaceutical companies have suffered significant setbacks in clinical trials, including in Phase III, after promising results in preclinical testing and early clinical trials. These setbacks have included negative safety and efficacy observations in later clinical trials, including previously unreported adverse events.

To date, we have conducted only one Phase II clinical trial of each of FMX101 and FMX102 which met their respective primary efficacy and secondary endpoints. Our anticipated Phase III clinical trials of FMX101 and FMX102 may not be successful, and even if they are, the FDA may not approve either NDA for FMX101 or FMX102, should we be in a position to file one, and may not agree that the benefits of FMX101 or FMX102 outweigh its risks, or may raise new concerns regarding our clinical trial designs.

If the FDA does not conclude that FMX101 satisfies the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetics Act, or Section 505(b)(2), or if the requirements for this product candidate under Section 505(b)(2) are not as we expect, the approval pathway for this product candidate will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We expect to commence pivotal Phase III clinical trials for FMX101 under the FDA’s 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for FMX101 by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, our product candidates may not receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for FMX101, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, even if this product candidate is approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Our Phase II clinical trials for FMX101 and FMX102 were not conducted head-to-head with the current standard of care for moderate-to-severe acne and impetigo, and the comparison of our results to those of existing drugs, and the conclusions we have drawn from such comparisons, may be inaccurate.

Our Phase II clinical trials for FMX101 and FMX102 were not conducted head-to-head with the drugs considered the current standard of care for the relevant indications, namely Solodyn for moderate-to-severe acne and Bactroban for impetigo. This means that none of the patient groups participating in these trials were treated with the standard of care drugs alongside the groups treated with our product candidates. Instead, we have compared the results of our clinical trials with historical data from prior clinical trials conducted for the standard of care drugs, as presented in their respective product labels.

Direct comparison generally provides more reliable information about how two or more drugs compare, and reliance on indirect comparison for evaluating their relative efficacy or other qualities is problematic due to lack of objective or validated methods to assess trial similarity. For example, the various trials were likely conducted in different countries with different demographic features and in patients with different baseline conditions and different hygiene standards, among other relevant asymmetries. Therefore, the conclusions we have drawn from comparing the results of our trials with those published in the product labels for these current standard of care drugs, including conclusions regarding the relative efficacy and expediency of FMX101 and FMX102, may be distorted by the inaccurate methodology of the comparison.

The FDA may require our Phase III clinical trials of FMX101 to be controlled against the current standard of care for moderate-to-severe acne, or we may decide to conduct such studies to support claims comparing FMX101 or any of our other product candidates to the relevant standard of care.

The FDA may require our Phase III clinical trials of FMX101 for moderate-to-severe acne or any of our other product candidates to be controlled against the drugs that are currently considered the standards of care for the treatment of moderate-to-severe acne, instead of being controlled against a placebo or against a different dosage of our minocycline foam, as was the case in our Phase II clinical trials. Furthermore, even if the FDA does not impose such a requirement in connection with our Phase III clinical trials, the FDA generally requires adequate, well-controlled head-to-head clinical trials to support comparative claims regarding marketed products. As a result, we may decide to conduct comparative studies of FMX101 or any of our other product candidates that are commercialized to support comparative claims used in the marketing of those product candidates. Significant additional time and expense will be required to design and conduct any head-to-head trials. For example, in the case of FMX101 for moderate-to-severe acne, the standard of care is an oral drug, Solodyn, whereas FMX101 is a topical drug. To conduct a double blind study comparing the two treatments, all patients would need to receive both modalities, with either the oral or topical treatment consisting of a placebo, increasing the complexity and cost. If we are unable to conduct head-to-head trials for one or more of our product candidates, even if such product candidates are approved for marketing in the U.S., we will not be able to make claims comparing such product candidates to the current standard of care or other competitor products which may negatively impact sales of these products.

Our ability to finance our company and generate revenues depends on the clinical and commercial success of FMX101 and our other product candidates. Many of the factors that will determine whether we gain such success are beyond our control, and our failure to do so will negatively impact our business.

Our near-term prospects, including our ability to finance our company and generate revenues, depends on the successful development, regulatory approval and commercialization of FMX101 in the U.S. market, as well as our future product candidates. The clinical and commercial success of FMX101 and our other product candidates depends on a number of factors, many of which are beyond our control, including:

•	the FDA’s acceptance of our parameters for regulatory approval relating to FMX101 and our other product candidates, including our proposed indications, primary endpoint assessments, primary endpoint measurements and regulatory pathways;
•	the FDA’s acceptance of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical or clinical trials;

•	the FDA’s acceptance of the sufficiency of the data we collected from our preclinical and early clinical trials of FMX101 to support the submission of an NDA or similar foreign regulatory application without requiring additional preclinical or clinical trials;
•	the FDA’s willingness to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our NDA or similar foreign regulatory application;
•	the recommendation of the FDA’s advisory committee to approve our application without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;
•	the FDA’s willingness to grant separate approvals for adults and children, where we may have successful clinical trial results for children but not for adults, or vice versa;
•	the FDA’s satisfaction with the safety and efficacy of FMX101 or our other product candidates;
•	the prevalence and severity of adverse events associated with FMX101 and our other product candidates;
•	the timely and satisfactory performance by third-party contractors of their obligations in relation to our clinical trials, including any future Phase III clinical trials for FMX101;
•	our success in educating dermatologists, pediatricians and patients about the benefits, administration and use of FMX101 and our other product candidates, if approved;
•	our ability to raise additional capital on acceptable terms in order to achieve our goals;
•	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments;
•	the effectiveness of our marketing, sales and distribution strategy and operations, as well as that of our current and future licensees;
•	our ability to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or CGMP;
•	our ability to obtain, protect and enforce our intellectual property rights with respect to FMX101 or our other product candidates; and
•	our ability to avoid third-party claims of patent infringement or intellectual property violations.

If we fail to achieve these objectives or overcome the challenges presented above, many of which are beyond our control, in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of FMX101 or our other product candidates to enable us to continue our business.

We may encounter delays in completing clinical trials for FMX101 and our other product candidates and may even be prevented from commencing such trials due to factors that are largely beyond our control.

We have in the past and may in the future experience delays in completing our ongoing clinical trials and in commencing future clinical trials. We previously experienced delays in our Phase II clinical trial with FMX102 for impetigo that took place in Israel, due to our difficulty in enlisting a sufficient number of pediatric patients with the necessary severity of the disease to participate in the trial. This difficulty may arise again in future trials for FMX102, as impetigo has a low incidence in the developed countries in which we expect to conduct our trials, due to their higher sanitary conditions relative to developing countries. This difficulty may also arise in future trials for other indications and for our other product candidates.

We rely on contract research organizations, or CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we have agreements governing the committed activities of our CROs, we have limited influence over their actual performance. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. Clinical trials can be delayed or aborted for a variety of other reasons, including delay or failure to:

•	obtain regulatory approval to commence a trial;
•	reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which may be subject to extensive negotiation and vary significantly among different CROs and trial sites;

•	obtain institutional review board, or IRB, approval at each site;
•	enlist suitable patients to participate in a trial;
•	have patients complete a trial or return for post-treatment follow-up;
•	ensure clinical sites observe trial protocol or continue to participate in a trial;
•	address any patient safety concerns that arise during the course of a trial;
•	address any conflicts with new or existing laws or regulations;
•	add a sufficient number of clinical trial sites; or
•	manufacture sufficient quantities of the product candidate for use in clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to available alternatives, including any new drugs or treatments that may be approved for the indications we are investigating.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA or by the applicable foreign regulatory authorities. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we experience delays in carrying out or completing any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

FMX101 and FMX102 may produce undesirable side effects that we may not have detected in our Phase II clinical trials. This could prevent us from gaining marketing approval or market acceptance for these product candidates, or from maintaining such approval and acceptance, and could substantially increase commercialization costs and even force us to cease operations.

Although FMX101 and FMX102 have so far been shown to have no systemic side effects and only a few cases of mild and temporary skin reactions have been reported, all of which disappeared on their own within 12 weeks from the beginning of the treatment, the acne condition of several of the patients who participated in the FMX101 4% trial worsened rather than improved. Furthermore, the anticipated Phase III clinical trials will involve a much larger patient base than the Phase II clinical trials, and the commercial marketing of FMX101 or FMX102, if approved, will further expand the clinical exposure of the drug to a wider and more diverse group of patients than those participating in the clinical trials, which may identify undesirable side effects caused by these products that were not previously observed or reported in the completed Phase II clinical trials.

The FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date on which we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including criminal prosecution, the imposition of civil monetary penalties or seizure of our products.

Additionally, in the event we discover the existence of adverse medical events or side effects caused by one of our product candidates, a number of other potentially significant negative consequences could result, including:

•	the FDA may suspend or withdraw their approval of the product;
•	the FDA may require the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions;
•	the FDA may require us to issue specific communications to healthcare professionals, such as letters alerting them to new safety information about our product, changes in dosage or other important information;
•	the FDA may issue negative publicity regarding the affected product, including safety communications;
•	we may be limited with respect to the safety-related claims that we can make in our marketing or promotional materials;
•	we may be required to change the way the product is administered, conduct additional preclinical or clinical trials or restrict or cease the distribution or use of the product; and
•	we could be sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

Even if FMX101 or our other product candidates receive marketing approval, we may continue to face future developmental and regulatory difficulties. In addition, we are subject to government regulations and we may experience delays in obtaining required regulatory approvals to market our proposed product candidates.

Even if we complete clinical testing and receive approval of any regulatory filing for FMX101 or any of our other product candidates, the FDA may grant approval contingent on the performance of additional costly post-approval clinical trials, risk mitigation requirements and surveillance requirements to monitor the safety or efficacy of the product, which could negatively impact us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. Absence of long-term safety data may further limit the approved uses of our products, if any.

The FDA also may approve FMX101 or any of our other product candidates for a more limited indication or a narrower patient population than we originally requested, or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Furthermore, any such approved product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping.

If we fail to comply with the regulatory requirements of the FDA or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

•	suspend or impose restrictions on operations, including costly new manufacturing requirements;
•	refuse to approve pending applications or supplements to applications;
•	suspend any ongoing clinical trials;
•	suspend or withdraw marketing approval;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	seize or detain products;
•	ban or restrict imports and exports;
•	issue warning letters or untitled letters;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	refuse to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Even if FMX101 or our other product candidates receive regulatory approval, they may fail to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success.

Even if we obtain FDA approvals for FMX101 or any of our other product candidates, the commercial success of such products will depend significantly on their broad adoption and use by dermatologists, pediatricians and other physicians for approved indications, including, in the case of FMX101, for the treatment of moderate-to-severe acne and other therapeutic or aesthetic indications that we may seek to pursue.

Moreover, if the treatment of acne with FMX101 is deemed to be an elective procedure, the cost of which is borne by the patient, it will not be reimbursable through government or private health insurance.

The degree and rate of physician and patient adoption of FMX101 and any of our other product candidates, if approved, will depend on a number of factors, including:

•	the clinical indications for which the product is approved;
•	the safety and efficacy of our product as compared to existing therapies for those indications;
•	the prevalence and severity of adverse side effects;
•	patient satisfaction with the results and administration of our product and overall treatment experience, including relative convenience, ease of use and avoidance of, or reduction in, adverse side effects;
•	patient demand for the treatment of moderate-to-severe acne, rosacea and impetigo or other indications;
•	overcoming biases of physicians and patients towards topical treatments for moderate-to-severe acne, rosacea, impetigo or other indications and their willingness to adopt new therapies for these indications;
•	the cost of treatment in relation to alternative treatments, the extent to which these costs are reimbursed by third-party payors, and patients’ willingness to pay for our products;
•	proper training and administration of our products by dermatologists, pediatricians and medical staff;
•	the revenues and profitability that our products will offer physicians as compared to alternative therapies; and
•	the effectiveness of our sales and marketing efforts, including any head-to-head studies, if conducted, especially the success of any targeted marketing efforts directed toward dermatologists, pediatricians, other physicians, clinics and any direct-to-consumer marketing efforts we may initiate.

If FMX101 or any of our other product candidates are approved for use but fail to achieve the broad degree of physician adoption and market acceptance necessary for commercial success, our operating results and financial condition will be adversely affected.

Our ability to market FMX101, if approved, may be limited to use for the treatment of moderate-to-severe acne in the U.S., and if we want to expand the indications for which we may market FMX101 or the territories in which we may market these products, we will need to obtain additional regulatory approvals, which may not be granted and may also require additional trials.

We plan to seek regulatory approval for FMX101 for the treatment of moderate-to-severe acne in the U.S. If FMX101 is approved, the FDA will restrict our ability to market or advertise FMX101 for other indications and other territories, which could limit physician and patient adoption. Although not currently contemplated, we may seek to promote and commercialize FMX101 or our other product candidates for the treatment of acne in Europe by applying for marketing approval from the European Medicines Agency, or EMA, or we may develop new or additional uses or protocols for FMX101 in the future, but we may not receive the clearances required to do so. In addition, we would be required to conduct additional clinical trials or studies to support approvals for such additional jurisdictions or indications, which would be time consuming and expensive, and may produce results that do not support regulatory approvals.

Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. In particular, in many countries outside the U.S., it is required that a product receives pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

None of our products are currently approved for sale in any jurisdiction, including the U.S. or any international markets. If we fail to comply with regulatory requirements in the U.S. or any international market we decide to enter, or to obtain and maintain required approvals, or if regulatory approvals in the U.S. or the relevant international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Marketing approval in one jurisdiction does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for FMX101. This would reduce our target market and limit the full commercial potential of FMX101.

If FMX101, FMX103 or any of our other product candidates are approved for marketing, and we are found to have improperly promoted off-label uses, or if dermatologists, pediatricians or other physicians misuse our products or use our products off-label, we may suffer severe repercussions.

The FDA strictly regulates the marketing and promotional claims that are made about drug products, such as FMX101 or FMX103, if approved. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or such foreign regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for FMX101 for the treatment of moderate-to-severe acne, the first indication we are pursuing, we cannot prevent physicians from using FMX101 on their patients in a manner that is inconsistent with the approved label, potentially including for the treatment of other therapeutic or aesthetic indications. If we are found to have promoted such off-label uses, we may receive warning letters and become subject to significant liability, which would materially harm our business.

The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions on the sale or marketing of our products or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Dermatologists, pediatricians and other physicians may also misuse our products, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If our products are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. Furthermore, the use of our products for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Any of these events could harm our business and results of operations and cause our stock price to decline.

If we are not successful in developing, acquiring regulatory approval for and commercializing additional product candidates beyond FMX101, our ability to expand our business and achieve our strategic objectives would be impaired.

Although we are currently investing the majority of our efforts on the continued clinical testing and potential approval of FMX101 for the treatment of moderate-to-severe acne, another key element of our strategy is to discover, develop and commercialize a portfolio of products based on our proprietary foam platforms to serve additional therapeutic markets. We are seeking to do so through our internal research programs, but our resources are limited, and those that we have are geared towards clinical testing and seeking regulatory approval of FMX101 in the U.S. market. We may also explore strategic collaborations for the development or acquisition of new products, but we may not be successful in entering into such relationships. While we expect our lead product candidate, FMX101, for the treatment of moderate-to-severe acne, to commence Phase III clinical trials during the third quarter of 2015, all of our other potential product candidates remain in the early stages of development. Research programs to identify product candidates require substantial technical, financial and human resources, regardless of whether any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates;
•	competitors may develop alternatives that render our product candidates obsolete or less attractive;
•	product candidates we develop may nevertheless be covered by third parties’ patents or other proprietary rights;
•	a product candidate may in a subsequent trial be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;
•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable; and
•	intellectual property rights of third parties may potentially block our entry into certain markets, or make such entry economically impracticable.

If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing FMX101.

Our product candidates, if approved, will face significant competition and our failure to compete effectively may prevent us from achieving significant market penetration and expansion.

If we receive marketing approval for FMX101, the first expected use of our products will be for the treatment of moderate-to-severe acne. The facial aesthetic market in general, and the market for acne treatments in particular, is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. This market is also characterized by competitors obtaining patents to protect what they consider to be their intellectual property. We are seeking regulatory approval of FMX101 for the treatment of moderate-to-severe acne. We anticipate that FMX101, if approved, will face significant competition from other acne products, including oral drugs such as Solodyn, Doryx, Dynacin and Minocin, and topical anti-acne drugs such as Acanya, Ziana, Epiduo, Benzaclin and Differin, all of which have been approved for marketing and are available to consumers. If approved, FMX101 may also compete with non-prescription anti-acne products and unapproved and off-label treatments. To compete successfully in the acne treatment market, we will have to demonstrate that FMX101 is safe and effective for the treatment of moderate-to-severe acne, has advantages over existing therapies, and that it does not infringe the intellectual property rights of any third parties. Competing in the acne market could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Due to less stringent regulatory requirements outside the U.S., there are many more acne products and procedures available for use in international markets than are approved for use in the U.S. There are also fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we would face more competition in markets outside of the U.S.

In addition, even if we are able to commercialize our product candidates, we may not be able to price them competitively with the current standards of care for their respective indications or their price may drop considerably due to factors outside our control. If this happens or the price of materials and the cost to manufacture our product candidates increases dramatically, our ability to continue to operate our business would be materially harmed and we may be unable to commercialize FMX101, FMX102, FMX103, or FDX104 successfully.

Other pharmaceutical companies may develop competing products for acne, rosacea and other indications we are pursuing and enter the market ahead of us.

Other pharmaceutical companies are engaged in developing, patenting, manufacturing and marketing healthcare products that compete with those that we are developing. These potential competitors include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities.

Several of these potential competitors are privately-owned companies that are not bound by public disclosure requirements and closely guard their development plans, marketing strategies and other trade secrets. Publicly-traded pharmaceutical companies are also able to maintain a certain degree of confidentiality over their pipeline developments and other sensitive information. As a result, we do not know whether these potential competitors are already developing, or plan to develop, foam-based or other topical treatments for acne, rosacea or other indications we are pursuing, and we will likely be unable to ascertain whether such activities are underway in the future. These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch.

For example, we were approached by a pharmaceutical company inquiring as to whether we would be interested in working with it to develop a foam-based acne product using an antibiotic from the tetracycline family, which is the same family of compounds as minocycline and doxycycline. Although we declined the offer, this pharmaceutical company may pursue such development, whether independently or in collaboration with others, and other companies may have similar intentions.

In this regard, we became aware at the end of 2014 that an active pharmaceutical ingredient and drug product intermediate manufacturer, Hovione, has submitted an investigational new drug, or IND, for Phase I and II clinical trials of a new topical product containing minocycline for the treatment of inflammatory skin disease including acne and rosacea. If ultimately approved, launched and commercialized in the U.S., such a product would become a direct competitor of FMX101 and FMX103. Hovione currently manufactures and supplies Foamix with pharmaceutical-grade minocycline for use in FMX101 and other products. This increases the risk that we will not have sufficient quantities of minocycline for use in FMX101, FMX102 or FMX103 at an acceptable cost or at all, which could delay, prevent or impair our development or commercialization efforts.

Furthermore, such potential competitors may enter the market before us, and their products may be designed to circumvent our granted patents and pending patent applications. They may also challenge, narrow or invalidate our granted patents or our patent applications, and such patents and patent applications may fail to provide adequate protection for our product candidates.

We have agreements with third-party licensees to develop new product candidates for them utilizing our foam technology, and our ability to benefit from such product candidates could be impaired or delayed if our licensees’ efforts to develop and commercialize these product candidates are unsuccessful.

In parallel to our core business focused on the development of FMX101 and other product candidates, we have also entered into and are pursuing development and license agreements with various pharmaceutical companies for the development and commercialization of product candidates that combine our proprietary foam technology with the licensees’ drugs for the treatment of various indications. These license agreements generally provide rights to the licensees for a single active pharmaceutical ingredient, and grant the licensee exclusivity in the development and commercialization of the specific licensed product candidates incorporating such active pharmaceutical ingredient. Our entitlement to contingent payments and royalties from such potential product candidates is therefore dependent upon the licensees’ performance of their responsibilities and their continued cooperation in developing and commercializing the potential product candidates.

Our licensees may not cooperate with us or perform their obligations under our agreements with them. Furthermore, the obligations of the licensees under such agreements are, for the most part, limited to “commercially reasonable efforts,” and they do not face penalties or other repercussions for failing to develop or commercialize the relevant product candidates within the designated timetable other than potentially forfeiting their rights to the relevant product candidate and assigning such rights to us. However, there is no guarantee that we will be able to successfully develop, manufacture or commercialize any such product candidate assigned to us. We cannot control the scope or timing of the resources that will be devoted by our licensees to performing their responsibilities under our agreements with them. Our licensees may choose to pursue alternative technologies in preference to those being developed with

us. Several of these agreements may also be terminated for convenience by the licensee. The development and commercialization of these licensed product candidates as well as the anticipated contingent payments and royalties we hope to generate from them will be delayed or never obtained if the licensees fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements, or if they breach their agreements with us. Disputes with our licensees could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

We have granted several of our licensees the right to commercialize the licensed products for any indication, including acne and rosacea, which may allow them to compete against us using our own technology.

The license we granted to several of our licensees, with whom we are developing certain topical products based on our technology and the licensees’ proprietary drugs, allows them to commercialize the developed products for any topical application, not just for the specific indication for which each product was originally intended. If any such licensed product proves to be effective for moderate-to-severe acne, rosacea or any other indication that we are pursuing with FMX101, FMX103 or other product candidates, we may face competition from these licensed products, as the licensees are not bound by any non-compete restrictions. Such competition may be especially challenging for us, as these licensees will have the benefit of our own foam technology along with their greater resources, experience and brand recognition, extensive marketing channels and other capabilities, and possibly the advantage of entering the market before us.

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of our products and how much or under what circumstances healthcare providers will prescribe or administer our products, if approved.

In both the U.S. and other countries, sales of our products, if approved for marketing, will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

Increasing expenditures for healthcare have been the subject of considerable public attention in the U.S. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. Any reduction in reimbursement that results from federal legislation or regulation may also result in a similar reduction in payments from private payors, as private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a law intended, among other things, to broaden access to health insurance and reduce or constrain the growth of healthcare spending. The Affordable Care Act increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and capped the total rebate amount for innovator drugs at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP.

Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which started in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

If we ever obtain regulatory approval and commercialization of one or more of our product candidates, these new laws may result in additional reductions in healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our products could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenues, raise capital, obtain additional licensees and market our products. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

It will be difficult for us to profitably sell FMX101 or our other product candidates if reimbursement for these products is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of FMX101 and our other product candidates, if approved, will depend on the reimbursement policies of government authorities and third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for FMX101, FMX102, FMX103, or FDX104, or, if reimbursement is available, the level of reimbursement.

Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. In particular, payors may seek data derived from head-to-head studies, and our Phase II clinical trials and our planned trials for FMX101 and 102 have not been conducted on that basis. We cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, profitably or at all, even if approved.

Legislative or regulatory healthcare reforms in the U.S. may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of FMX101, FMX102, FMX103, FDX104 or any of our other product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;
•	recall, replacement, or discontinuance of one or more of our products; and
•	additional recordkeeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results.

If in the future we acquire or in-license technologies or additional product candidates, we may incur various costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

In the future, we may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. If intellectual property related to product candidates or technologies we in-license or our own know-how is not adequate, we may not be able to commercialize the affected products even after expending resources on their development. In addition, we may not be able to manufacture economically or successfully commercialize any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval, and such products may not gain wide acceptance or be competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

We have invested a majority of our efforts and financial resources in the research and development of FMX101 for the treatment of moderate-to-severe acne. As of December 31, 2014, we had capital resources consisting of cash, cash equivalents and investments in marketable securities of $50.0 million. In the second quarter of 2014, we raised approximately $8.2 million, net of expenses, from a group of investors and existing shareholders in an equity financing, in the third quarter of 2014 we completed our initial public offering and raised approximately $35.7 million, net of expenses and in the fourth quarter of 2014 the underwriters exercised their option to purchase additional shares for a total amount, net of underwriter’s commission, of approximately $5.4 million.

We are currently investing a majority of our efforts and resources to bring FMX101 to a position to commence a Phase III clinical trial in the United States during the third quarter of 2015 and also to bring FMX103 to a position to commence a Phase II clinical trial in mid-2015. A Phase II clinical trial for FDX104 for chemotherapy-induced rash commenced in Israel in late 2014.

We anticipate that we will continue to expend substantial resources for the foreseeable future for the clinical development of FMX101, FMX102, FDX104, FMX103 and the development of other indications and product candidates we may choose to pursue. These expenditures will include costs associated with research and development, conducting preclinical and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of FMX101, FMX102, FMX103, FDX104 and any of our other product candidates.

We believe that the net proceeds from our initial public offering, together with our existing cash and cash equivalents, will allow us to fund our operating expenses and capital expenditure requirements throughout the Phase III clinical trials for our lead product candidate, FMX101, which we expect to complete by 2017. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional capital sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or additional license arrangements. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	the results of our anticipated Phase III clinical trials for FMX101;
•	the results of our anticipated Phase II clinical trials for FMX103;
•	the results of our Phase II clinical trial for FDX104, which we commenced in late 2014;
•	the additional costs and the results of our anticipated Phase III clinical trials for FMX102;
•	the timing of, and the costs involved in, obtaining regulatory approvals for FMX101 or any of our other product candidates;
•	the number and characteristics of any additional product candidates we develop or acquire;
•	the scope, progress, results and costs of researching and developing FMX101 or any of our other product candidates, and conducting preclinical and clinical trials;
•	the cost of commercialization activities if FMX101 or any of our other product candidates are approved for sale, including marketing, sales and distribution costs;
•	the cost of manufacturing FMX101 or any of our other product candidates and any products we successfully commercialize and maintaining our related facilities;
•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the terms of and timing of such arrangements;
•	the degree and rate of market acceptance of any future approved products;
•	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products or treatments;
•	any product liability or other lawsuits related to our products;
•	the expenses needed to attract and retain skilled personnel;
•	the costs associated with being a public company;
•	the costs associated with evaluation of our product candidates;
•	the costs associated with evaluation of third party intellectual property;
•	the costs associated with obtaining and maintaining licenses;
•	the costs associated with obtaining, protecting and enforcing intellectual property, such as costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, litigation costs and the outcome of such litigation; and
•	the timing, receipt and amount of sales of, or royalties on, future approved products, if any.

Additional capital may not be available when we need it, on terms that are acceptable to us or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical trials, clinical trials or other development activities for FMX101 or any of our other product candidates;
•	delay, limit, reduce or terminate our research and development activities; or
•	delay, limit, reduce or terminate our establishment of manufacturing, sales and marketing or distribution capabilities or other activities that may be necessary to commercialize FMX101 or any of our other product candidates.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing shareholders will be diluted and the terms of any new equity securities may have a preference over our ordinary shares. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures or specified financial ratios, any of which could restrict our ability to commercialize our product candidates or operate as a business.

We have a limited operating history and have incurred significant losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future. We have only two product candidates that have completed Phase II clinical trials and have no sales, which, together with our limited operating history, make it difficult to assess our future commercial viability.

We are a small clinical-stage specialty pharmaceutical company with a limited operating history. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are not profitable and have incurred losses in each year since we commenced operations in 2003. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry.

To date, we have not obtained any regulatory approvals for any of our product candidates or generated any revenues from product sales relating to FMX101 or any of our other product candidates. We have generated revenues only from service payments and contingent payments paid toward or in the course of projects carried out under several of our development and license agreements with various pharmaceutical companies.

We continue to incur significant research and development and other expenses related to our ongoing clinical trials and operations. We have recorded a net loss of $11.5 million, $2.4 million and $2.2 million for the twelve months ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014 we had an accumulated deficit of $29.7 million and had a working capital surplus of $48.8 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, and seek regulatory approvals for, FMX101, FMX102, FMX103, FDX104 and our other product candidates, and begin to commercialize FMX101, FMX102, FMX103 and FDX104.

Our ability to achieve revenues and profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals and successfully manufacture, market and commercialize our products. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our ordinary shares and our ability to raise capital and continue operations.

We currently contract with a third-party manufacturer and suppliers for certain compounds and components necessary to produce FMX101, FMX102, FMX103, and FDX104 for clinical trials and expect to continue to do so to support commercial scale production if FMX101, FMX102, FMX103, or FDX104 is approved. This increases the risk that we will not have sufficient quantities of FMX101, FMX102, FMX103, or FDX104 or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We currently rely on a third-party manufacturer and suppliers for certain compounds and components necessary to produce and to manufacture FMX101, FMX102, FMX103 and FDX104 for our clinical trials, including minocycline, doxycycline and other active ingredients, excipients used in the formulation of the foam, delivery apparatus comprising canisters, valves and propellants. We expect to continue to rely on such manufacturer and suppliers to support our commercial requirements if FMX101 or any our other product candidates is approved for marketing by the FDA or foreign regulatory authorities.

Reliance on third-party manufacturers and suppliers entails a number of risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing or supply agreement by the third party, the possibility that the supply is inadequate or delayed, the risk that the third party may enter the field and seek to compete and may no longer be willing to continue supplying, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third-party manufacturers and suppliers may not be able to comply with CGMP or quality system regulation, or QSR, or similar regulatory requirements outside the U.S. If any of these risks transpire, we may be unable to timely retain an alternate manufacturer or suppliers on acceptable terms and with sufficient quality standards and production capacity, which may disrupt and delay our clinical trials or the manufacture and commercial sale of our product candidates, if approved.

Our failure or the failure of our third-party manufacturer and suppliers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates that we may develop. Any failure or refusal to supply or any interruption in supply of the components for FMX101, FMX102, FMX103, FDX104 or any other product candidates or products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

We will rely on third parties and consultants to assist us in conducting our anticipated Phase III clinical trials. If these third parties or consultants will not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently perform all aspects of our anticipated preclinical and clinical trials. We will rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to assist us in conducting our anticipated Phase III clinical trials for FMX101 and studies and clinical trials for our other product candidates. The third parties with whom we intend to contract for execution of our clinical trials will play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties will not be our employees, and except for contractual duties and obligations, we will have limited ability to control the amount or timing of resources that they devote to our programs.

Although we will rely on these third parties to conduct certain aspects of our Phase III clinical trials and other studies and clinical trials, we will remain responsible for ensuring that each of our preclinical and clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities will require us to comply with regulations and standards, commonly referred to as current good clinical practices, or GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We will also rely on our consultants to assist us in the execution, including data collection and analysis of our clinical trials.

In addition, the execution of preclinical and clinical trials, and the subsequent compilation and analysis of the data produced, will require coordination among these various third parties. In order for these functions to be carried out effectively and efficiently, it will be imperative that these parties communicate and coordinate with one another, which may prove difficult to achieve. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. Our agreement with these third parties may inevitably enable them to terminate such agreements upon reasonable prior written notice under certain circumstances.

If the third parties or consultants that will assist us in conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or GCPs, or for any other reason, we may need to conduct additional clinical trials or enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our clinical trials may be extended, delayed or terminated or may need to be repeated. If any of the foregoing were to occur, we may not be able to obtain, or may be delayed in obtaining, regulatory approval for the product candidates being tested in such trials, and will not be able to, or may be delayed in our efforts to, successfully commercialize these product candidates.

We have no experience manufacturing our product candidates at full commercial scale. If our product candidates are approved, we intend to outsource further manufacturing responsibilities to third parties, and will face certain risks associated with such outsourcing.

We have developed a small-scale integrated research, development and testing facility located at our corporate headquarters in Rehovot, Israel. However, we have not equipped our facility with manufacturing capabilities other than at a small scale, and do not currently plan to do so. We do not have experience in manufacturing our product candidates at commercial scale including developing the necessary procedures, controls, checks and tests that will need to accompany commercial scale manufacture, and if our product candidates are approved, we intend to outsource all or a significant portion of the manufacturing of our products to our current manufacturer and potentially other third parties, including our drug substances and finished dose forms. Reliance on third parties to manufacture our products entails various risks, including the possibility of increased costs associated with the large- scale production of our products. These risks are similar to those involved with our current manufacturer and suppliers for certain compounds and components necessary to produce FMX101, FMX102, FMX103 and FDX104 for their clinical trials, as explained above.

If we are unsuccessful in outsourcing further manufacturing needs to third parties who are compliant with regulatory requirements, we may encounter delays or additional costs in achieving our commercialization objectives, which could materially damage our business and financial position.

We currently have limited marketing capabilities and no sales organization. If we are unable to establish sales and marketing capabilities on our own or through third parties, we will be unable to successfully commercialize FMX101 or any other of our other product candidates, if approved, or generate product revenues.

We currently have limited marketing capabilities and no sales organization. To commercialize FMX101 or any other of our other product candidates, if approved, in the U.S. and other jurisdictions we may seek to enter, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If FMX101 receives regulatory approval from the FDA, we expect to market FMX101 in the U.S. through a specialized internal sales force or a combination of our internal sales force and distributors, which will be expensive and time-consuming.

There are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.

We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize FMX101 or any of our other product candidates.

If we are not successful in commercializing FMX101 or any of our other product candidates, either on our own or through collaborations with one or more third parties, our revenues will suffer and we will incur significant additional losses.

To establish our sales and marketing infrastructure and manufacturing capabilities, we will need to increase the size of our organization, and we may experience difficulties in managing this expansion.

As of December 31, 2014, we had 29 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources to manage our operations and clinical trials, continue our development activities and commercialize FMX101 and any other product candidates, if approved. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our expansion strategy requires that we:

•	manage our clinical trials effectively;
•	identify, recruit, retain, incentivize and integrate additional employees;
•	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and
•	continue to improve our operational, financial and management controls, reporting systems and procedures.

Due to our limited financial resources and our limited experience in managing a company with such anticipated expansion, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage expansion could delay the execution of our development and strategic objectives, or disrupt our operations.

We currently develop our clinical drug products exclusively in one research and development facility and may utilize this facility in the future to support commercial production if our product candidates are approved. If this or any future facility or our equipment were to be damaged or destroyed, or if we experience a significant disruption in our operations for any other reason, our ability to continue to operate our business would be materially harmed.

We currently research and develop FMX101 and our other product candidates primarily in our laboratory located in Rehovot, Israel.

If this or any future facility were to be damaged, destroyed or otherwise unable to operate, whether due to war, acts of hostility, earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, employee malfeasance, terrorist acts, power outages or otherwise, or if performance of our research and development facility is disrupted for any other reason, such an event could delay our clinical trials or, if our product candidates are approved and we choose to manufacture all or any part of them internally, jeopardize our ability to manufacture our products as promptly as our prospective customers will likely expect, or possibly at all. If we experience delays in achieving our development objectives, or if we are unable to manufacture an approved product within a timeframe that meets our prospective customers’ expectations, our business, prospects, financial results and reputation could be materially harmed.

Currently, we maintain insurance coverage totaling $0.8 million against damage to our property and equipment and $5.0 million in workers compensation coverage, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any of our other products we develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for FMX101 or any of our other product candidates or products we develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants or cancellation of clinical trials;
•	costs to defend the related litigation, which may be only partially recoverable even in the event of successful defense;

•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenues; and
•	the inability to commercialize any products we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of FMX101 or any other product we may develop. We currently carry general third-party liability insurance up to an amount of $0.3 million per annum. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If we obtain approval for marketing one of our product candidates, we intend to expand our insurance coverage to include sales of such products; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop FMX101 or any of our other product candidates, conduct our clinical trials and commercialize FMX101 or any of our other products we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly our Chief Executive Officer, as well as our senior scientists. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of FMX101 or any of our other product candidates.

Although we have not historically experienced unique difficulties in attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the pharmaceutical field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company in the U.S., and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the U.S., we are subject to an extensive regulatory regime, requiring us to maintain various internal controls and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate compliance with our obligations as a public company in the U.S. in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the U.S. Securities and Exchange Commission, or the SEC, or the NASDAQ Global Market, and investors may lose confidence in our operating results and the price of our ordinary shares could decline.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we are exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed. Once we cease to qualify as an “emerging growth company,” our independent registered public accounting firm will need to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturer’s and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including minocycline and doxycycline, key components of our product candidates, and other hazardous compounds. We and our manufacturer and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We are licensed by the Israeli Ministry of Health to manufacture small batches of product in topical dose form for Phase I and II clinical trials.

Despite our efforts, we cannot eliminate the risk of contamination. This could cause an interruption of our commercialization efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our manufacturer and suppliers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations.

Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

We will be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

While we do not expect that FMX101, FMX102, FMX103, and FDX104, if approved for the treatment of moderate-to-severe acne, impetigo, rosacea, and chemotherapy-induced rash, respectively, will subject us to the various U.S. federal and state laws intended to prevent health care fraud and abuse, we will become subject to such laws. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal and state health care programs and substantial civil and criminal penalties.

The federal False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenues could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, licensees or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Although we believe the market for acne, rosacea and impetigo therapies is less vulnerable to unfavorable economic conditions due to the significant discomfort and distress that these conditions inflict, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. We currently have very limited visibility regarding the prospects of FMX101, FMX102, FMX103, FDX104 or our other product candidates becoming eligible for reimbursement by any government or third-party payor and the possible scope of such reimbursement, and we must assume that demand for these product candidates may be tied to discretionary spending levels of our targeted patient population.

The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for FMX101, FMX102, FMX103, FDX104 or any of our other product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Exchange rate fluctuations between the U.S. dollar and the Israeli shekel may negatively affect our earnings.

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses are incurred in Israeli shekels. As a result, we are exposed to the risks that the shekel may appreciate relative to the dollar, or, if the shekel instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the shekel, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the shekel against the dollar. For example, the rate of devaluation of the dollar against the shekel was 6.5% and 12.0% in 2013 and 2014, respectively, which was compounded by inflation in Israel at a rate of 1.8% and -0.2%, respectively. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to Our Intellectual Property

If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to FMX101, FMX102, FMX103, FDX104 or any of our other product candidates are not adequate, we may not be able to compete effectively and we otherwise may be harmed.

Our commercial success depends in part on our ability to obtain and maintain patent protection and utilize trade secret protection for our intellectual property and proprietary technologies, our products and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. We rely upon a combination of patents, trade secret protection and confidentiality agreements, assignment of invention agreements and other contractual arrangements to protect the intellectual property related to FMX101, FMX102, FMX103, FDX104 and our other product candidates and development programs. Limitations on the scope of our intellectual property rights may limit our ability to prevent third parties from designing around such rights and competing against us. For example, our patents do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our granted patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds that are dispensed as a foam. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing topical formulations that design around our patent claims, but which may contain the same or similar active ingredients, or by seeking to invalidate our patents. Moreover any disclosure to or misappropriation by third parties of our confidential proprietary information, unless we have sufficient patent and/or trade secret protection and we are able to enforce such rights successfully, could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

We have several granted patents related to FMX101, FMX102, FMX103 and FDX104 in the U.S., which are expected to remain in effect until 2030. These patents relate to a formulation of a tetracycline antibiotic which can include minocycline or doxycycline, and therefore may be less protective than patents that claim a new drug. We also have patent applications which relate to FMX101, FMX102, FMX103 and FDX104 pending in various global markets including the U.S., Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of March 31, 2015, we had a patent portfolio of over 110 granted patents and over 95 patent applications worldwide relating to our foam-based platforms and other technology.

However, the patent applications that we own or license may fail to result in granted patents in the U.S. or foreign jurisdictions, or if granted may be challenged and may fail to prevent a potential infringer from marketing its product or be deemed invalid and unenforceable by a court. Competitors in the field of topically-administered therapies comprising an active ingredient in foam presentation have created a substantial amount of scientific publications, patents and patent applications and other materials relating to their technologies. Our ability to obtain and maintain valid and enforceable patents depends on various factors, including interpretation of our technology and the prior art and whether the differences between them allow our technology to be patentable. Patent applications and patents granted from them are complex, lengthy and highly technical documents that are often prepared under very limited time constraints and may not be free from errors that make their interpretation uncertain. The existence of errors in a patent may have a materially adverse effect on the patent, its scope and its enforceability. Our pending patent applications may not issue, and the scope of the claims of patent applications that do issue may be too narrow adequately to protect our competitive advantage. Also, our granted patents may be subject to challenges or narrowly construed and may not provide adequate protection.

Even if these patents do successfully issue, third parties may challenge the validity, enforceability or scope of such granted patents or any other granted patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the U.S. Patent and Trademark Office, or USPTO, may be subject to reexamination and other challenges. Also, patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant. In addition, recent changes to the patent laws of the U.S. provide additional procedures for third parties to challenge the validity of patents issuing from patent applications filed after March 15, 2013. Furthermore, efforts to enforce our patents could give rise to challenges to their validity or unenforceability in court proceedings. If the patents and patent applications we hold or pursue with respect to FMX101 or any of our other product candidates are challenged, it could threaten our competitive advantage for FMX101 or any of our other product candidates. Furthermore, even if they are not challenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. To meet such challenges, which are part of the risks and uncertainties of developing and marketing product candidates, we may need to evaluate third-party intellectual property rights and, if appropriate, to seek licenses for such third-party intellectual property or to challenge such third-party intellectual property, which may be costly and may or may not be successful, which could also have a material adverse effect on the commercial potential for FMX101, and any of our other product candidates.

Further, if we encounter delays in our clinical trials, the period of time during which we could market FMX101 or any of our other product candidates under patent protection could be reduced. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to (i) file any patent application related to FMX101 or any of our other product candidates or (ii) conceive and invent any of the inventions claimed in our patents or patent applications.

Furthermore, for applications filed before March 16, 2013, or patents issuing from such applications, an interference proceeding can be invoked by a third party, or instituted by the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of March 16, 2013, the U.S. transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO under the new first-to-file system before we did could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party.

The change to “first-to-file” from “first-to-invent” is one of the changes to the patent laws of the U.S. resulting from the Leahy-Smith America Invents Act signed into law on September 16, 2011. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. Because of a lower evidentiary standard in certain USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Even where patent, trade secret and other intellectual property laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and our competitors have intellectual property portfolios of their own, some of which are substantial. An unfavorable outcome could have a material adverse effect on our business and could result in the challenged patent being interpreted narrowly or invalidated, or one or more of our patent applications may be not be granted.

We also rely on trade secret protection and confidentiality agreements to protect our know-how, data and information prior to filing patent applications and during the period before they are published. We further rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

In an effort to protect our trade secrets and other confidential information, we incorporate confidentiality provisions in all our employees’ agreements and require our consultants, contractors and licensees to which we disclose such information to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that confidential information, as defined in the agreement and disclosed to the individual by us during the course of the individual’s relationship with us, be kept confidential and not disclosed to third parties for an agreed term. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. A breach of confidentiality could significantly affect our competitive position and we could lose our trade secrets or they could become otherwise known or be independently discovered by our competitors. Also, to the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Additionally, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and other confidential information. Any of the foregoing could deteriorate our competitive advantages, undermine the trade secret and contractual protections afforded to our confidential information and have material adverse effects on our business.

Changes in U.S. or foreign patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other companies in the markets in which we participate, our success is heavily dependent on intellectual property, particularly patents. The strength of patents in the pharmaceutical field involves complex legal and scientific questions and in the U.S. and many foreign jurisdictions patent policy also continues to evolve and the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of granted patents, or both. Particularly in recent years in the U.S., there have been several major legislative developments and court decisions that have affected patent laws in significant ways and there may be more developments in the future that may weaken or undermine our ability to obtain new patents or to enforce our existing and future patents.

We have agreed to share ownership in certain patents that may result from our development and license agreements with certain major pharmaceutical companies, which may detract from our rights to such patents.

We have agreed with several of the pharmaceutical companies with whom we are developing certain topical products, based on our foam technology and the licensees’ active ingredients, to jointly own and have an undivided interest in patents that arise from the relevant projects, where the licensee made its own material contributions to the invention. In certain agreements, we have further agreed that inventions achieved exclusively or primarily by the licensees in the course of the development without significant contribution by us will be owned solely by them, and they will be allowed to file patent applications covering such inventions without our participation.

We have further granted certain licensees the primary right to enforce several of our existing patents, which we have licensed to these licensees to allow them to commercialize our jointly-developed product, in the event that any infringement of the licensed patents adversely affects the licensees’ ability to utilize the licenses for the purpose they were granted. Such rights may detract from our rights and title to such patents. In addition, any negative proceedings against our technology could impact any or all of our licensees, and we may be contractually responsible for the payment of certain claims and losses as a result of such impact.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. The Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Israeli Patent Law, 5727-1967, has previously held that employees may be entitled to remuneration for intellectual property that they develop during their service for a company despite their explicit waiver of such right. In a decision in 2014, the Committee overturned its position and upheld that an employee’s waiver of his right to remuneration is valid and binding, but the Committee’s inconsistency raises doubt as to the outcome in different sets of circumstances. Furthermore, the plaintiff in this last case recently filed a petition with the Israeli Supreme Court requesting to remand the case to the Committee for a second review. The petition asserts that the Committee acted outside its administrative authority by considering the waiver and its effect, while its purview was limited to determining the compensation due to an employee for inventions shown to have been developed by him. The motion is yet to be scheduled for a hearing. While the Committee’s last decision remains valid at this time, and while the scope of judicial review over the Committee’s decisions by the Supreme Court seems limited, the Committee’s authority to pass judgment on the enforceability of employees’ waivers may be in doubt. Therefore, although we enter into agreements with our employees pursuant to which they waive their right to special remuneration for inventions created in the scope of their employment or engagement and agree that any such inventions are owned exclusively by us, we may face claims by employees demanding remuneration beyond their regular salary and benefits.

If we infringe or are alleged to infringe or otherwise violate intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of prescription topical drugs for the treatment of acne, impetigo, rosacea, chemotherapy-induced rash and other indications have developed large portfolios of patents and patent applications relating to our business. In particular, there are patents held by third parties that relate to the treatment with minocycline-based and doxycycline-based products for indications we are pursuing with our product candidates, namely FMX101, FMX102, FMX103 and FDX104. There may be granted patents that could be asserted against us in relation to such product candidates. There may also be granted patents held by third parties that may be infringed or otherwise violated by our other product candidates and activities, and we do not know whether or to what extent we are infringing or otherwise violating third-party patents. There may also be third-party patent applications that if approved and granted as patents may be asserted against us in relation to FMX101, FMX102, FMX103, FDX104 or any of our other product candidates or activities. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages and legal fees. Further, if a patent infringement suit were brought against us, we could be temporarily or permanently enjoined or otherwise forced to stop or delay research, development, manufacturing or sales of the product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property, or such rights might be restrictive and limit our present and future activities. Ultimately, we or a licensee could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

There has been and there currently is substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. In addition to possible infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation, re-examination or other post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or any future products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings and their outcome could impair our ability to compete in the marketplace and impose a substantial financial burden on us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, several of our employees were previously employed at universities or other pharmaceutical companies, including potential competitors. While we take steps to prevent our employees from using the proprietary information or know-how of others that is not in the public domain or that has not already been independently developed by us earlier, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we do not succeed with respect to any such claims, in addition to paying monetary damages and possible ongoing royalties, we may lose valuable intellectual property rights or personnel.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify “Foamix,” and have registered these trademarks in the U.S. and Israel. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive and time-consuming.

Competitors may infringe our intellectual property, including our patents or the patents of our licensors. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive and burdensome, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue, for example, on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or licensees. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or licensees, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the U.S.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our ordinary shares could be significantly harmed.

We may not obtain intellectual property rights or otherwise be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. We primarily file patent applications in the U.S., and may file in some other selected jurisdictions on a case-by-case basis. As a result, our intellectual property rights in countries outside the U.S. are generally less extensive than those in the U.S. In addition, the laws of some foreign countries, particularly of certain developing countries, do not protect intellectual property rights to the same extent as federal and state laws in the U.S., and these countries may limit the scope of what can be claimed, and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., where we have a patent or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not sought or obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Moreover, competitors or others may raise legal challenges to our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Further, third parties may prevail in their claims against us, which could potentially result in the award of injunctions or substantial damages against us. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

We recently received a Notice of Opposition to our European Patent No. 1556009. Patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant, which may result in such patent being reduced in scope or revoked.

Notice of Opposition to our European Patent No. 1556009 has been filed by Guderma in Germany. Although the patent involved is believed by us to be of no material interest to our lead product candidates, it may be of interest to one or more of our licensed products. The opposition period will remain open until September 24, 2015 so it is possible for other bodies to file Notices of Opposition in addition to Guderma and, as such, until the opposition period closes it may be premature to assess the significance of these opposition proceedings in relation to this patent and other members of its patent family. The opposition proceedings may ultimately result in such patent being reduced in scope or revoked and therefore may potentially have a negative impact on the future commercialization of one or more licensed products.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli labor courts place emphasis on freedom of employment and have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

Risks Related to an Investment in Our Ordinary Shares

We do not know whether a market for our ordinary shares will be sustained and as a result it may be difficult for holders of our ordinary shares to sell their shares.

Although our ordinary shares are quoted on the NASDAQ Global Market, an active trading market for our shares may not be sustained. The lack of an active market may impair the ability of holders of our ordinary shares to sell their shares at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of our shares, and may cause the trading price of our ordinary shares to be more volatile. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

The market price of our ordinary shares may be subject to fluctuation and holders of our ordinary shares could lose all or part of their investment.

The stock market in general has been, and the market price of our ordinary shares in particular will likely be, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NASDAQ Global Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition;
•	market acceptance of our products;
•	the mix of products that we sell and related services that we provide;
•	the success or failure of our licensees to develop, obtain approval for and commercialize our licensed products, for which we are entitled to contingent payments and royalties;
•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;
•	development of technological innovations or new competitive products by others;
•	announcements of technological innovations or new products by us;
•	publication of the results of preclinical or clinical trials for FMX101 or our other product candidates;
•	failure by us to achieve a publicly announced milestone;
•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;
•	developments concerning intellectual property rights, including our involvement in litigation brought by or against us, including patent opposition and review proceedings before national patent offices;
•	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;
•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;
•	changes in our expenditures to promote our products;
•	our sale or proposed sale, or the sale by our significant shareholders, of our ordinary shares or other securities in the future;
•	changes in key personnel;
•	success or failure of our research and development projects or those of our competitors;

•	the trading volume of our ordinary shares; and
•	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business, if at all. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if no research reports are published about us or our business, or if one or more equity research analysts downgrades our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our pre-IPO shareholders, particularly our directors and their affiliates or our executive officers, sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. In addition, our sale of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause holders of our ordinary shares to lose part or all of their investment.

The significant share ownership position of affiliates of our co-founders, Dr. Dov Tamarkin and Meir Eini, may limit your ability to influence corporate matters.

As of December 31, 2014 Tamarkin Medical Innovations Ltd., a company beneficially owned by Dr. Dov Tamarkin, or Tamarkin, our co-founder and chief executive officer, beneficially owns or controls, directly or indirectly, 13.1% of our outstanding ordinary shares, and Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, or Eini, our co-founder, chief innovation officer and chairman of our board of directors, beneficially owns or controls, directly or indirectly, 13.4% of our outstanding ordinary shares, as of December 31, 2014. Accordingly, Tamarkin and Eini are able to influence significantly, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Tamarkin’s and Eini’s interests may not be consistent with those of our other shareholders. In addition, Tamarkin’s and Eini’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

As a foreign private issuer, we are permitted to follow, and are following, certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.

As a foreign private issuer, we are permitted to follow, and are following, certain home country corporate governance practices instead of those otherwise required under the NASDAQ Stock Market for domestic U.S.

issuers. For instance, we follow home country practice in Israel with regard to (i) the quorum requirement for shareholder meetings, and (ii) the requirement for independent director oversight of director nominations.

We may in the future elect to follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market) with regard to other matters as well, such as (i) the formation of a nominating and governance committee, (ii) separate executive sessions of independent directors and non-management directors and (iii) the requirement to obtain shareholder approval for certain dilutive events such as (a) for the establishment or amendment of certain equity-based compensation plans, (b) issuances that will result in a change of control of the company, (c) certain transactions other than a public offering involving issuances of a 20% or more interest in the company and (d) certain acquisitions of the stock or assets of another company.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Global Market may provide less protection to holders of our ordinary shares than what is accorded to investors under the NASDAQ Stock Market rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempted from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our status as a PFIC may also depend on how quickly we use the cash proceeds from our initial public offering in our business.

Based on certain estimates of our gross income and gross assets, our use of proceeds of our initial public offering, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2014, and will not be classified as a PFIC for the taxable year ending December 31, 2015. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, we may be considered a PFIC for any taxable year.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Taxation—U.S. Federal Income Tax Consequences”), and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the annual report that we file with the SEC for 2014, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks Related to Our Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters, and research and development facilities are located in Rehovot, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Since early July 2014, there has been a significant increase in hostilities between Hamas, an Islamist organization governing the Gaza Strip, and Israel, including missiles launched by Hamas from the Gaza Strip into Israel and airstrikes and ground operations conducted by Israel in the Gaza Strip. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 km away. Any hostilities involving Israel or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations. Further, our operations could be disrupted by the obligations of personnel to perform military reserve service.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the U.S., to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. Most of our executive officers, half of our directors and our auditors reside outside of the U.S., and most of our assets and most of the assets of these persons are located outside of the U.S. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, holders of our ordinary shares may not be able to collect any damages awarded by either a U.S. or foreign court.

The rights and responsibilities of our shareholders are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

FORWARD-LOOKING STATEMENTS; CAUTIONARY INFORMATION

This prospectus, and all documents incorporated by reference, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds” and “Business” in this prospectus, and the section entitled “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is incorporated by reference in this prospectus, contains forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. The statements we make regarding the following matters are forward-looking by their nature:

•	FDA approval of, or other regulatory action in the U.S. with respect to, FMX101 and our other product candidates;
•	the commercial launch and future sales of FMX101 or any other future products or product candidates;
•	our ability to achieve favorable pricing for FMX101 and our other product candidates;
•	our expectations regarding the commercial supply of our FMX101 and our other product candidates;
•	third-party payor reimbursement for FMX101 and our other product candidates;
•	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;
•	the patient market size of acne and market adoption of FMX101 and our other product candidates by physicians and patients;
•	the timing, cost or other aspects of the commercial launch of FMX101 and our other product candidates;
•	completion and receiving favorable results of clinical trials for FMX101 and our other product candidates;
•	issuance of patents to us by the USPTO, and other governmental patent agencies;
•	development and approval of the use of FMX101 and our other product candidates for additional indications;
•	our expectations regarding licensing, business transactions and strategic operations;
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
•	the impact of government laws and regulations; and
•	our expectations regarding the use of proceeds from this offering.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in “Risk Factors.”

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $          million, or $          million if the underwriters exercise in full their option to purchase additional ordinary shares, based on an assumed public offering price of $         , the last reported sale price of our ordinary shares on The NASDAQ Global Market on          , 2015, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $4 million to conduct a Phase II clinical trial for FMX103 for the treatment of rosacea and, in the event that trial is successful, an additional approximately $11 - $13 million to conduct a Phase III clinical trial for FMX103;
•	approximately $8 - $10 million to conduct animal and human safety studies and Phase III clinical trials for FMX102 for the treatment of impetigo;
•	approximately $1 million to conduct a Phase II clinical trial for FDX104 for the treatment of chemotherapy-induced rashes and, in the event that trial is successful, an additional approximately $15 - $18 million to conduct a Phase III clinical trial for FDX104; and
•	any remaining net proceeds for general corporate proceeds, including for the development and promotion of our other pipeline products.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares began trading on The NASDAQ Global Market under the symbol “FOMX” on September 17, 2014. Prior to that time, there was no public market for our ordinary shares. The following table sets forth the high and low sale prices per share of our ordinary shares, as reported on The NASDAQ Global Market, for the periods indicated.

	High	Low
Year Ended December 31, 2014
Third quarter (from September 17, 2014)	$11.00	$5.25
Fourth quarter	$7.25	$4.75
Year Ending December 31, 2015
First quarter	$10.63	$6.84

On March 31, 2015, the last reported sale price of our ordinary shares as reported on The NASDAQ Global Market was $9.25 per share. As of the date of this prospectus, we had approximately 22 holders of record of our ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table presents our cash, cash equivalents and investments in marketable securities and capitalization as of December 31, 2014:

•	on an actual basis; and
•	on an as adjusted basis to give effect to our issuance and sale of shares of our ordinary shares in this offering at the public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Operating and Financial Review and Prospects” and our financial statements and related notes included elsewhere in this prospectus.

	Actual	As adjusted
	As of December 31, 2014
Cash, cash equivalents and investments in marketable securities	$49,966	$
Shareholders’ equity:
Ordinary shares, NIS 0.16 par value: 50,000,000 shares authorized (actual and adjusted); 22,443,934 shares issued and outstanding (actual) and shares issued and outstanding (as adjusted)	954
Additional paid in capital	77,600
Accumulated deficit	(29,713)
Accumulated other comprehensive loss	(79)
Total shareholders’ equity	48,762
Total capitalization	$51,277	$

The preceding table excludes (i) warrants to purchase 2,716,956 ordinary shares as of December 31, 2014 at an exercise price of $5.04 per share, and (ii) 1,933,813 ordinary shares reserved as of December 31, 2014 for issuance to employees, directors, consultants and other service providers, of which options to purchase 1,171,125 ordinary shares had been granted at a weighted average exercise price of $3.01 per share.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per ordinary share after this offering. Our historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of ordinary shares outstanding. Our historical net tangible book value as of December 31, 2014 was $48.76 million, or $2.17 per share, based on 22,443,934 ordinary shares outstanding as of December 31, 2014.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of           ordinary shares offered at the public offering price of $    per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been $    million, or $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution in net tangible book value of $    per share to purchasers of ordinary shares in this offering, as illustrated in the following table:

Assumed public offering price per ordinary share		$
Actual net tangible book value per ordinary share as of December 31, 2014	$2.17
Increase in net tangible book value per ordinary share attributable to the offering
As adjusted net tangible book value per ordinary share as of December 31, 2014 after giving effect to the offering
Dilution per ordinary share to new investors		$

The table below summarizes, as of December 31, 2014, on the basis described above, the differences between the number of ordinary shares purchased from us, the total consideration paid and the weighted average price per share paid to us by directors, officers and other affiliates during the last five years and by investors purchasing our ordinary shares in this offering at the public offering price before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	Amount	%
Directors, officers and other affiliates	1,273,035	%	5,346,748	%		$4.20
New investors		%		%	$
Total		%		%

The above discussion and tables are based on 22,443,934 ordinary shares issued and outstanding as of December 31, 2014, on an as adjusted basis as described above.

The discussion and table above assume no exercise of the underwriters’ option to purchase additional ordinary shares. If the underwriters exercise their option to purchase additional ordinary shares in full, the as adjusted number of our ordinary shares held by new investors will increase to ,           or approximately    %, of the total as adjusted number of our ordinary shares outstanding after this offering.

The preceding table excludes (i) warrants to purchase 2,716,956 ordinary shares as of December 31, 2014 at an exercise price of $5.04 per share, and (ii) 1,933,813 ordinary shares reserved as of December 31, 2014 for issuance to employees, directors, consultants and other service providers, of which options to purchase 1,171,125 ordinary shares had been granted at a weighted average exercise price of $3.01 per share.

BUSINESS

Company Overview

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing our proprietary minocycline foam for the treatment of acne, rosacea, impetigo and other skin conditions. Our lead product candidate, FMX101 for moderate-to-severe acne, is a novel topical foam formulation of the antibiotic minocycline. Our clinically and statistically significant Phase II clinical trial results demonstrate that our high dose minocycline foam, FMX101, provides a faster, more effective treatment than the reported results for oral minocycline, the current standard of care for moderate-to-severe acne, and does so with fewer side effects. Based on these results, we believe that FMX101 has the potential to become the new standard of care for the moderate-to-severe acne market. We are currently investing the majority of our efforts and resources to commence a Phase III clinical trial in the United States with FMX101 during the third quarter of 2015.

Based on the results of FMX101 for moderate-to-severe acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we are pursuing an additional indication for a minocycline foam for rosacea, FMX103, which is a version of FMX101 with different concentrations of minocycline. Rosacea is a chronic skin disorder that is characterized by facial redness and inflammatory lesions. It afflicts approximately 16 million people in the U.S. alone. The most common treatments for rosacea are topical therapies such as Metrogel, generic metronidazole, and Finacea, as well as oral minocycline or oral doxycycline, such as Oracea. We expect to commence a Phase II clinical trial for FMX103 in patients with moderate-to-severe rosacea in mid-2015.

We have also completed a Phase II clinical trial for FMX102, our product candidate for the treatment of impetigo. Based on its efficacy and safety profile, we believe it will present an attractive option for the treatment of impetigo, including impetigo caused by MRSA. To be in a position to commence a Phase III clinical trial for FMX102, we will first need to receive guidance from the antiinfective division of the FDA with regard to the preclinical and clinical activities that are required to obtain regulatory approvals for this product, and based on such guidance, we will develop a clinical plan for FMX102. Additionally, we are developing several other product candidates, including FDX104, a doxycycline foam for chemotherapy-induced rashes, for which we initiated a Phase II clinical trial in Israel in late 2014.

We developed FMX101, FMX102, FMX103 and FDX104 using our proprietary technology, which includes our foam-based platforms. This technology enables us to formulate and stabilize a wide variety of drugs and deliver them directly to their target site. Our foam platforms have significant advantages over alternative delivery options and are suitable for multiple application sites, creating a potential pipeline of products across a range of conditions to drive future growth. In addition, we have entered into development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC, which, from our inception in 2003 to December 31, 2014, have generated $18.1 million in revenues.

FMX101 for moderate-to-severe acne.   FMX101, a high dose minocycline foam formulation for moderate-to-severe acne, is our lead product candidate. According to the American Academy of Dermatology, acne affects approximately 40 to 50 million people in the U.S. alone, approximately 10 million of whom suffer from moderate-to-severe acne according to the Journal of Investigative Dermatology. The U.S. market for branded prescription drugs for acne was estimated to be approximately $3.0 billion for the 12 months ended January 31, 2015, of which $1.3 billion was attributed to oral antibiotics such as Solodyn, the current standard of care for moderate-to-severe acne, and the remaining $1.7 billion was attributed to topical drugs such as Epiduo and Aczone, which are used to treat mild acne. In 2013, we completed a dose-ranging Phase II clinical trial of FMX101 in Israel, involving 150 patients aged 12 to 25 with moderate-to-severe acne. This trial demonstrated both clinically and statistically significant efficacy versus the control placebo group, with FMX101 reducing inflammatory acne lesions by 71% in only six weeks and non-inflammatory lesions by 73% in 12 weeks. In addition, no drug-related systemic side effects were observed.

While we have not conducted head-to-head trials, the results of our Phase II clinical trial of FMX101 contrast with the results reported on the product label for Solodyn, the current standard of care for moderate-to-severe acne, which states that it achieved only a 44% reduction of inflammatory lesions in 12 weeks and that it did not demonstrate any effect on non-inflammatory lesions. Furthermore, according to its product label, Solodyn’s most common adverse systemic side effects include headaches, fatigue, dizziness and severe itchiness. Additionally, there are several uncommon but severe side effects of Solodyn. We believe the efficacy of FMX101 coupled with the absence of reported systemic drug-related side effects has the potential to position it as the new standard of care for moderate-to-severe acne, provided we are able to obtain regulatory approval. Furthermore, we may pursue an indication for mild acne given the efficacy and safety shown in our Phase II clinical trial of FMX101 as well as its convenience of use. We expect to develop FMX101 through the FDA’s, 505(b)(2) regulatory pathway and commence Phase III clinical trials during the third quarter of 2015. The FDA’s 505(b)(2) regulatory pathway permits the filing of a NDA, where some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference. This approach could expedite the development program for FMX101 by potentially decreasing the amount of non-clinical and clinical data that we would need to generate in order to obtain FDA approval. We believe we have sufficient cash on hand as of December 31, 2014 to fund our Phase III clinical trial of FMX101.

FMX103 for rosacea.    FMX103 is a product candidate we are developing for the treatment of rosacea, and is a version of FMX101 with different concentrations of minocycline. Based on the results of FMX101 for moderate-to-severe acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we are pursuing rosacea as an additional indication. Rosacea is a chronic skin disorder that is characterized by facial redness and inflammatory lesions. It afflicts approximately 16 million people in the U.S. alone. The most common treatments for rosacea are topical therapies such as Metrogel, generic metronidazole, and Finacea, as well as oral minocycline or oral doxycycline, such as Oracea. We expect to commence a Phase II clinical trial for FMX103 in patients with moderate-to-severe rosacea in mid-2015.

FMX102 for impetigo.   We are also developing FMX102, a low dose minocycline foam for the treatment of impetigo, including cases of impetigo caused by MRSA. Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children, and is typically caused by staphylococcus aureus, including MRSA. It usually results in red sores and lesions on the face, neck, arms and legs. According to Symphony Health Solutions, the U.S. prescription drug market for impetigo was estimated to be approximately $315 million for the 12 months ended February 28, 2015, the vast majority of which was attributed to Bactroban and other mupirocin-based topical products, which are the current standard of care for impetigo. In 2012, we completed a dose-ranging Phase II clinical trial in Israel with 32 pediatric patients each with at least two impetigo lesions. Of those patients, 11 had confirmed MRSA infection. In our Phase II clinical trial, patients receiving FMX102 twice daily experienced an 81.3% success rate in only three days and a 100% success rate in 14 days. Moreover, all MRSA-infected patients were bacteriologically cured after seven days of treatment. While we have not conducted head-to-head trials, this contrasts with the results reported on the product label for Bactroban, the current standard of care for impetigo, which states that it achieves a clinical efficacy rate of between 71% and 96% after eight to 12 days of three-times daily application. To be in a position to commence a Phase III clinical trial for FMX102, we will first need to receive guidance from the antiinfective division of the FDA with regard to the preclinical and clinical activities that are required to obtain regulatory approvals for this product, and based on such guidance, we will develop a clinical and financing plan for FMX102.

Additional product candidates.   Using our proprietary technology and foam platforms, we are developing several other product candidates, including FDX104, a doxycycline foam for chemotherapy-induced rashes, for which we initiated a Phase II clinical trial in Israel in late 2014. Our product candidate pipeline also includes early-stage stable foam formulations of various drugs for the treatment of common dermatological indications, including antibacterial drugs, antifungal drugs, corticosteroids and immunomodulators.

Product candidate pipeline

The following chart provides a summary of the developmental pipeline for our four lead product candidates:

*	We anticipate that we will obtain the requisite approvals to commence a Phase II clinical trial for FMX103 for rosacea without first having conducted a Phase I clinical trial, as minocycline, the active ingredient in FMX101 and FMX103, is a well-known drug with an established safety profile and we have successfully completed a Phase II clinical trial of FMX101 for moderate-to-severe acne.

Proprietary, innovative technology comprising different foam platforms

We have independently developed a series of proprietary foam platforms, each having unique pharmacological features and characteristics, which enable us to formulate, stabilize and deliver a wide variety of drugs directly to their target site. For example, minocycline is known to be very unstable and rapidly degrades in the presence of most commonly-used formulation components. Utilizing our proprietary technology, we successfully stabilized minocycline in a novel topical foam formulation. Our choice to develop foams over other platforms stems from foam’s significant advantages over alternative delivery systems, being that it spreads easily and can be applied to large skin areas, is readily absorbed, avoids a messy residue and is highly tolerable due to use of gentle ingredients. All ingredients used in our minocycline foam are listed in the IID, and are used in concentrations that do not exceed the maximum concentrations given in the IID. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and to treat a range of diseases and disorders.

Development and license agreements

In addition to our product candidates, we have entered into development and license agreements with various pharmaceutical companies including Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC, combining our foam technology with a drug selected by the licensee to create new products with improved efficacy and ease-of-use. Each license agreement entitles us to service payments, contingent payments and royalties from sales of any new products that are commercialized. Each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. The prospective products under these various agreements are currently in pre-clinical, Phase II, Phase III and pre-approval stages. To date, none of these prospective products have been effectively commercialized.

Patents

We have several U.S. patents relating to our lead product candidates, FMX101, FMX102, FMX103 and FDX104, which are expected to remain in effect until 2030. These patents claim a formulation of a tetracycline antibiotic which can include minocycline or doxycycline, and therefore may be less protective than the patents that claim a new drug. Our other patents granted in the U.S. have claims relating to certain formulations of our foam platforms and other technology, including emulsion foams, hydrophobic foams, aqueous foams, and an apparatus for delivering a predetermined content from a pressurized container.

As of March 31, 2015, we had a patent portfolio of over 110 granted patents and over 95 patent applications worldwide, including 39 granted patents in the U.S., relating to our foam based platforms and other technology. We have several patent applications pending in relation to FMX101, FMX102, FMX103 and FDX104 in the U.S. as well as one pending in each of the following international markets, Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. Our other pending applications relate to various foam platforms such as emulsion foam, hydrophobic foam, hydro-alcoholic foam and water-free foams, as well as specialty foams (such as potent solvent foams).

About us

We were founded in 2003 and are headquartered in Israel, with operations in the U.S. led by a team of executives with vast experience in regulatory matters, clinical trials and marketing and sales operations in the dermatology space. Our founders and executive management team have held senior positions at leading healthcare companies, as well as significant entrepreneurial experience. Members of our executive management team have played key roles at large pharmaceutical and technology-based companies including Pfizer Inc., HP Inc., Teva Pharmaceutical Industries Ltd., Warner Chilcott Company, Inc., LEO Pharma A/S, Macrocure Ltd., Biotechnology General Israel Ltd., a wholly-owned subsidiary of Ferring Pharmaceuticals, and Savient Pharmaceuticals Inc.

Lead Product Candidates

FMX101 for Treatment of Acne

Our lead product candidate, FMX101, is a novel topical foam formulation of minocycline for the treatment of moderate-to-severe acne. FMX101 is a high dose minocycline foam that delivers minocycline directly to the sebaceous glands in the pilosebaceous units (skin structures also consisting of a hair follicle) where both inflammatory and non-inflammatory acne lesions originate, resulting in significantly improved efficacy and speed.

Market opportunity. Acne is characterized by areas of scaly red skin, non-inflammatory blackheads and whiteheads, inflammatory lesions, papules and pustules and occasionally boils and scarring. It affects approximately 40 to 50 million people in the U.S. alone, of whom approximately 10 million suffer from moderate-to-severe acne. For most people, acne diminishes over time and tends to disappear, or at the very least to decrease, by age 25. There is, however, no way to predict how long it will take for acne to disappear entirely, and some individuals continue to suffer from acne well into their 30s, 40s and beyond. Though not life-threatening, acne inflicts significant trauma and burden on those suffering from it. In addition to carrying a substantial risk of permanent facial scarring, it causes psychological strain, social withdrawal and lowered self-esteem, sometimes to the point of failure in school and work. Early and aggressive treatment is therefore advocated to lessen the overall long-term impact.

According to Symphony Health Solutions, a leading healthcare market research and analysis company, the U.S. market for branded prescription drugs for acne was estimated to be approximately $3.0 billion for the 12 months ended January 31, 2015, of which $1.3 billion was attributed to oral antibiotics, and the remaining $1.7 billion was attributed to topical drugs which are used to treat mild acne. Solodyn, a branded oral minocycline, the current standard of care for moderate-to-severe acne, accounted for nearly 30% of the total branded oral market for this indication. Generic (non-branded) oral prescription drugs for acne represent an additional potential market.

The charts below show the respective market shares of the oral branded prescription acne drug market and the topical branded prescription acne drug market according to total number of prescriptions as of February 2015.(1)

(1)	Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
(2)	Oracea and Finacea are indicated for the treatment of rosacea.

There are approximately 14,000 registered dermatologists in the U.S., of which approximately 4,500 generate nearly 80% of prescriptions for acne treatments. As such, we believe we will be able to efficiently cover this customer base with a relatively small dedicated sales force of approximately 75 representatives. We intend to selectively target key opinion leaders in the dermatology community through a combination of professional conferences, publications and marketing efforts. We also plan to work toward having FMX101 added as “recommended for use” in influential clinical guidelines and treatment protocols for moderate-to-severe acne. We expect these steps will trigger rapid and widespread recognition and adoption of our product once we obtain FDA approval.

The market segment for aesthetic dermatology in general, and for indications such as acne in particular, is especially attractive because patients are highly motivated and more willing to pay out-of-pocket for treatments that will relieve them of the negative aesthetic aspects of the condition. As a result, we believe that patients will tolerate less favorable reimbursement schemes than they would when paying for drugs for other indications. We also believe FMX101 can expand the overall acne market beyond the current patient base, by attracting new patients who prefer a more tolerable treatment and who currently avoid medication for their condition altogether, due to the unsatisfactory results of their previous treatment methods.

As shown in the charts below, the markets for oral and topical branded prescription acne drugs are heavily weighted towards commercial reimbursement, generally, reimbursement through private insurance rather than government assistance, with 71% of all prescriptions for branded oral acne drugs and 78% of all prescriptions for branded topical acne drugs being commercially reimbursed or paid for in cash for the 12 months ended January 31, 2015. We believe that this reimbursement characteristic increases the likelihood of formulary acceptance and reduces our exposure to negative pressure on net sales margins of FMX101 for moderate-to-severe acne, if regulatory approval is obtained.

A review of Symphony Health Solutions data on three leading prescription acne products that received FDA approval in the last ten years, Solodyn, Aczone, and Epiduo, showed that each product achieved rapid initial sales uptake during the twelve months following launch.

Payer types, oral and topical branded prescription acne drugs, January 2015.(1)

(1)	Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).

Limitations of current standard of care for acne.   Oral minocycline, such as Solodyn, is the current standard of care for moderate-to-severe acne. According to its product label, Solodyn did not demonstrate any effect on non-inflammatory acne lesions and reduced inflammatory lesions by 44% over the 12 week treatment period. According to its product label, the most common adverse systemic side effects of Solodyn include diarrhea, dizziness, drowsiness, indigestion, lightheadedness, loss of appetite, nausea, sore mouth, throat or tongue and vomiting. Additionally, there are uncommon but severe side effects of Solodyn such as severe allergic reactions, bloody stools, blurred vision, change in the amount of urine produced, fever, chills or sore throat, hearing problems, joint pain, muscle pain or weakness, rectal or genital irritation, red, swollen, blistered or peeling skin, ringing in the ears, seizures, severe or persistent headache, severe skin reaction to the sun, severe, watery diarrhea, stomach cramps or pain, swollen glands, symptoms of pancreatitis, trouble swallowing, unusual bruising or bleeding, unusual tiredness or weakness, vaginal irritation or discharge, or white patches in the mouth and yellowing of the skin or eyes.

In 2009, the FDA added oral minocycline to its Adverse Event Reporting System, a list of medications under investigation by the FDA, due to its severe side effects. In 2011, we conducted a blind survey of 40 U.S. dermatologists. The results of the survey revealed that 90% of the dermatologists surveyed who prescribed oral minocycline were concerned about its side effects, and 76% of these dermatologists stated they would prefer prescribing a topical minocycline drug over an existing oral medication, assuming the topical treatment was safe, effective and approved by the FDA.

FMX101 clinical results.   In 2013, we conducted a randomized, double-blind, dose-ranging, controlled Phase II clinical trial in Israel over 12 weeks with 150 patients between 12 and 25 years old with a mean age of approximately 16.5 years, each suffering from at least 20 inflammatory and 25 non-inflammatory facial lesions. The patients were randomly divided into three groups of 50 patients each, with one group receiving a 1% concentration of our minocycline foam, a second group receiving a 4% concentration and a third control group receiving our foam vehicle without minocycline, which we refer to as the vehicle. Each patient received one application daily before bedtime.

The primary efficacy endpoints of the trial were:

•	the reduction in inflammatory and non-inflammatory lesions (as well as the total counts of facial lesions) over the course of the 12 week treatment;
•	the investigator’s global assessment, or IGA, based on the uniform graded scale adopted for the trial, ranging from “clear” skin with no inflammatory or non-inflammatory lesions, through “almost clear” skin, to “severe acne”; and
•	safety and tolerability.

The trial showed a dose-dependent effect that was statistically significant for both primary endpoints of the trial, namely reduction in inflammatory and non-inflammatory lesions and decrease of the IGA. Notably, the effect on inflammatory lesions became statistically significant in the 4% dosage group after as little as three weeks of therapy, and the full therapeutic effect of an approximately 71% reduction in inflammatory lesions was reached in that group after six weeks of treatment. The effect on non-inflammatory lesions also became statistically significant after three weeks of therapy, with the full therapeutic effect of an approximately 73% reduction in non-inflammatory lesions reached after 12 weeks of treatment. Patients in the vehicle-only treatment group who were treated with the vehicle also showed a statistically and clinically significant reduction in inflammatory lesions. We believe that this is due to the ability of our foam to dissolve sebum, which has been demonstrated in preclinical testing. The build-up of sebum secreted by the sebaceous glands creates the substrate on which acne bacteria thrive, and its removal expedites the bacteria’s elimination.

The percent of patients whose IGA scores decreased by 2 or more grades at the completion of the trial was 36% in the 4% dosage group, compared with 22% in the 1% dosage group and 15% in the vehicle-only treatment. The safety and tolerability profile of the drug was also favorable, with no reported drug-related systemic side effects. The cases of skin reaction in the trial were few, mild and transient, with all reactions subsiding by week 12 of treatment, and there was equal incidence of skin reaction in all three groups. Based on this data, we expect to proceed to Phase III clinical trials with the 4% formulation of FMX101 for moderate-to-severe acne.

The following diagrams and table show the reduction of inflammatory and non-inflammatory lesions from baseline and over the trial period for the 4% dosage, 1% dosage and vehicle-only treatment groups. Although percentage change was a secondary endpoint of the trial, it is the metric typically presented in the acne industry.

Inflammatory
Weeks
Non-Inflammatory
Weeks
0
3
6
9
12
FU
0%
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(70%)
(80%)
(90%)
(100%)
% Change Reduction from Baseline
*
**
* p ≤ 0.05
** p ≤ 0.01
Foam Vehicle
Minocycline 1%
Minocycline 4%

	Treatment Group			P-value(1)
	4% Dosage	1% Dosage	Control (P)	4% Dosage vs. P	1% Dosage vs. P
Lesion count reduction (6 weeks)
Inflammatory	71%	59%	50%	0.0007	0.1681
Non-inflammatory	55%	51%	49%	0.3686	0.7966
Total lesion count	62%	54%	49%	0.0189	0.4303
Lesion count reduction (end of trial, 12 weeks)
Inflammatory	72%	67%	51%	0.0001	0.0072
Non-inflammatory	73%	65%	57%	0.0197	0.1587
Total lesion count	72%	64%	54%	0.0023	0.0631
IGA Score “Success”(2)	36%	22%	15%	0.0210	0.4200

(1)	As used in the diagrams and table above, the reference to “P-value” (relative to placebo) means the probability of being wrong when asserting that a true difference exists between the results for the relevant patient group and the vehicle-only group. For example, a “P-value” of less than 0.0001 indicates that there is a less than one in 10,000 chance that the observed result in the treatment group and the observed result in the group treated only with the foam vehicle are the same. A “P-value” equal to or less than 0.05 means that a given difference is statistically significant.
(2)	“Success” defined as a decrease in the IGA score of 2 or more grades upon completion of the 12 week treatment.

Additionally, in questionnaires filled out upon completion of the trial, 86% of the patients receiving the 4% dosage rated the drug as “very-highly” or “highly” effective compared to drugs they had formerly used, 98% of all patients were generally satisfied with the ease of use of the foam and 92% of all patients indicated they preferred the foam-based treatment over alternative topical products they had used in the past.

While we did not file an application for an IND with the FDA in connection with the FMX101 Phase II clinical trial, the trial was conducted in compliance with the International Conference of Harmonization, or ICH, good clinical practice, or GCP, guidelines and applicable Israel Ministry of Health regulations. The trial protocol complied with the procedures, criteria and endpoints specified by the FDA’s 2005 draft industry guidance for acne trials. Because minocycline, the active ingredient in FMX101, is a well-known drug with an established safety profile, the ethical committee for our Phase II clinical trial and the Israeli Ministry of Health allowed us to conduct Phase II clinical trials of FMX101 without our having first conducted a Phase I clinical trial.

Next steps.   In February 2015, we filed an application for an IND under Section 505(b)(2) of the FDCA for FMX101 which would allow us to enter clinical trials in the U.S. and subsequently obtain approval of an NDA that includes investigations of safety and efficacy that were not conducted by us but for which the FDA has issued an approval. This approach results in a relatively less expensive and faster process than traditional regulatory paths. Furthermore, in a pre-IND meeting with the FDA, the FDA confirmed that our Phase II clinical trial of FMX101 for moderate-to-severe acne was sufficient as a guide to design our Phase III trials of FMX101 without conducting further Phase II clinical trials. Using the FDA’s 505(b)(2) regulatory pathway, we plan to undertake two independent Phase III clinical trials of FMX101 for moderate-to-severe acne commencing during the third quarter of 2015. The Phase III clinical trials will be conducted primarily in the U.S. and will include two treatment groups, with one group receiving FMX101 in a 4% concentration and the other receiving the foam vehicle alone. The trials will be double-blinded and placebo-controlled, and their protocols and endpoints will be conducted in accordance with the FDA’s 2005 draft industry guidance for acne trials. We have completed animal toxicology studies and expect to release the results of the studies by April 2015. We are also undertaking human pharmacokinetic studies as is required prior to undertaking these Phase III clinical trials, and we intend to complete the remaining required safety studies concurrently with the Phase III clinical trials.

FMX103 for Rosacea

Based on the results of FMX101 for moderate-to-severe acne, and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we are pursuing an additional indication for a minocycline foam for rosacea, FMX103, which is a version of FMX101 with different concentrations of minocycline. Rosacea is a chronic skin disorder that is characterized by facial redness and inflammatory lesions. It afflicts approximately 16 million people in the U.S. alone. The most common treatments for rosacea are topical therapies such as Metrogel, generic metronidazole, and Finacea, as well as oral minocycline or oral doxycycline, such as Oracea. We expect to commence a Phase II clinical trial for FMX103 in patients with moderate-to-severe rosacea in mid-2015.

According to Symphony Health Solutions, the U.S. prescription market for rosacea was estimated to be approximately $1.2 billion for the 12 months ended December 31, 2014, of which approximately $722 million was attributed to topical prescription products. Topical drugs most commonly used to treat rosacea are Metrogel, generic metronidazole, and Finacea, together accounting for approximately $400 million in aggregate annual revenues in the U.S. Topical therapies also account for approximately 71% of the estimated 5.3 million annual prescriptions in the U.S. for the treatment of rosacea. Oral prescription products most commonly used to treat rosacea are the antibiotics minocycline and doxycycline, such as Oracea. According to Symphony Health Solutions, Oracea’s annual sales in the U.S. for the 12 months ended December 31, 2014 were approximately $400 million, of which nearly $300 million was attributable to rosacea treatment. Based on our clinical trials for acne and the similarity between acne and rosacea inflammatory lesions and the fact that they are both currently treated using similar oral antibiotics, we believe our product candidate for this indication will offer an advantage over the current standard of care. We expect to commence a Phase II clinical trial for FMX103 in patients with moderate-to-severe rosacea in mid-2015. As was the case with FMX101 for moderate-to-severe acne and FMX102 for impetigo, we anticipate that we will obtain the requisite approvals to commence a Phase II clinical trial for FMX103 for rosacea without first having conducted a Phase I clinical trial, because minocycline, the active ingredient in FMX101, is a well-known drug with an established safety profile. We further plan to support and expedite the filing of an NDA under the FDA’s 505(b)(2) regulatory pathway for FMX 103 using safety data collected in our acne trials and studies.

FMX102 for Treatment of Impetigo

FMX102 is a low dose formulation of our minocycline foam for the treatment of impetigo. In our Phase II clinical trial, FMX102 cured impetigo faster and more effectively than the results indicated in the product label for Bactroban, one of the leading branded topical drugs comprising the current standard of care.

Market opportunity.   Impetigo is a highly contagious bacterial skin infection that primarily afflicts preschool-aged children and is typically caused by staphylococcus aureus, including MRSA. Impetigo, including MRSA, typically results in red sores and lesions on the face, neck, arms and legs. Many MRSA infections occur in hospitals and healthcare facilities, most commonly in pediatric wards. In the early 1970s, MRSA accounted for only 2% of all staphylococcus aureus hospital-acquired infections. By 2007, it accounted for 60% to 70% of these infections, and a 10-state 2006 study of emergency room patients reported that staphylococcus aureus caused 76% of all soft tissue infections acquired by such patients, of which 59% were from MRSA. Drugs for the treatment of MRSA may be entitled to certain benefits under the Generating Antibiotic Incentives Now Act, or GAIN Act, including five additional years of exclusivity and accelerated timing for FDA approval.

As shown in the table below, the U.S. market for prescription drugs for impetigo was estimated to be approximately $330 million for the 12 months ended February 28, 2015, the vast majority of which was attributed to Bactroban and other mupirocin-based topical products, which are the current standard of care for impetigo.

Sales of prescription drugs for impetigo, 12 months ended February 28, 2015.(1)

Product	Sales (in millions)
Generic Mupirocin Ointment	$233.7
Generic Mupirocin Cream	74.6
Altabax Ointment	3.6
Bactroban Cream	2.3
Bactroban Ointment	1.4
Total:	$315.6

(1)	Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).

Limitations of current standard of care for impetigo.   The topical antibiotic Bactroban and other mupirocin-based topical products are the current standard of care for the treatment of impetigo. According to its product label, Bactroban achieves a clinical efficacy rate of between 71% and 96% for impetigo after eight to 12 days of three-times daily treatment. According to the product label for Altabax, the most recently approved topical treatment for impetigo, it achieves a success rate of 89% for impetigo after five days of twice-daily treatment.

FMX102 clinical results.   In 2012, we conducted a randomized, double-blind Phase II clinical trial in Israel over seven days with 32 pediatric patients ages two to 15 with at least two impetigo lesions. Of these patients, 34% were diagnosed with MRSA infection. The patients were randomly divided into two groups of 16 patients each, with one group receiving a 1% concentration of our minocycline foam and the other group receiving a 4% concentration, with each patient receiving applications twice-daily. No vehicle-only control was used, as ethical guidelines for pediatric trials in Israel do not permit the use of control groups.

The primary efficacy endpoints of the trial, based on the FDA files for approval of Altabax, were:

•	clinical success, defined as a total absence of treated lesions or certain specific improvements in the lesions during the trial and the continuous absence of the treated lesions or certain specific improvements in the lesions at follow-up;
•	bacteriological success, measured by elimination of the bacteria in the lesion as shown by a bacterial culture at end of treatment or follow-up or by the lack of any material to culture as a result of the lesion healing; and
•	safety and tolerability.

The trial showed that approximately 80% of the patients in both groups met the clinical success criteria after three days of treatment. Clinical response at the end of the treatment was 92% for the 1% dosage and 100% for the 4% dosage, and all patients (100%) showed success by the fourteenth day of the trial. With regards to MRSA, the trial showed that both the 1% dosage and 4% dosage met the efficacy success criteria, with the MRSA infection being completely eradicated by the seventh day of the trial in all 11 patients who were infected with MRSA at the beginning of the trial. This presents a more convenient treatment, especially for pediatric purposes, and potentially limits the transfer of infection from one child to another. The safety and tolerability profile of the drug was also favorable, with none of the trial participants experiencing any drug-related side effects.

The following table shows the clinical success rate of the 1% dosage and 4% dosage in impetigo pediatric patients, including MRSA cases of impetigo, from the beginning of the trial and over the trial period. In the table, “EOT” means “end of treatment” and “FU” means “follow-up.”

	Minocycline Concentration
Time	1% Dosage	4% Dosage
Day 3	81.3%	78.6%
Day 7 (EOT)	92.3%	100.0%
Day 14 (FU)	100.0%	100.0%

The safety and tolerability profile of the drug was also favorable, with none of the trial participants experiencing any drug-related side effects. In addition, questionnaires filled out by the participant’s parents upon completion of the trial revealed high satisfaction with the treatment, with more than 55% of the participant’s parents receiving either the 1% or 4% dosage rating their general satisfaction with the drug as “very high” or “high,” and none of them rating the product as “unsatisfactory”. Likewise, in the usability category 71% of the participants’ parents in all groups rated the product as “very satisfactory” or “excellent” and an additional 24% of the participants’ parents in all groups rated it as “moderately satisfactory,” raising the general level of satisfaction with usability to over 90%. Based on the similar efficacy results seen across the two dosage groups, we expect to proceed with the 1% formulation of FMX102, to Phase III clinical trials for impetigo.

The trial followed the procedures described in the summary basis of approval of Altabax, the most recent topical antibiotic drug approved by the FDA for impetigo. Its endpoints and success criteria, including clinical success, bacteriological success and clinical failure, were adapted from the FDA’s approval package for Altabax. While we did not file an IND with the FDA in connection with the Phase II clinical trial of FMX102 for impetigo, the trial was conducted in compliance with ICH and GCP guidelines and with relevant Israel Ministry of Health regulations. Because minocycline, the active ingredient in FMX102, is a well-known drug with an established safety profile, the ethical committee for our Phase II clinical trial and the Israeli Ministry of Health allowed us to conduct Phase II clinical trials of FMX102 without our having first conducted a Phase I clinical trial for FMX102.

Next steps.   In order to be in a position to commence a Phase III clinical trial for FMX102, we will first need to receive guidance from the antiinfective division of the FDA with regard to the preclinical and clinical activities that are required to obtain regulatory approvals for this product, and based on such guidance, we will develop a clinical plan for FMX102.

FDX104 for Chemotherapy-Induced Rashes

FDX104 is a topical foam formulation of the antibiotic doxycycline for the treatment of severe acne-like rashes induced by chemotherapy. Between 45% and 100% of patients taking EGFRI drugs, such as Erbitux and Vectibix, are affected by these severe acne-like rashes, which typically occur in cosmetically sensitive areas such as the face and upper trunk. The rashes are associated with symptoms of pain and itching, and superinfections occur in approximately 30% of patients receiving EGFRI treatment. These symptoms cause approximately 76% of all such patients to modify their dosage of EGFRI drugs and approximately 32% to stop treatment altogether. While there are no approved drugs for these rashes, oral doxycycline and minocycline are currently used “off-label” as the standard of care, with significant drawbacks, including adverse side effects and potential adverse drug-drug interaction with the EGFRI drug. Based on our acne results with topical minocycline, we believe our topical form of doxycycline, which has pharmacologic attributes and physicochemical characteristics similar to minocycline, will effectively reduce the rash without the adverse systemic side effects or drug-drug interaction of oral therapy.

We believe FDX104 has the potential to be commercially viable in light of this unmet medical need and the relief it is expected to provide to patients already burdened with the hardships of cancer and chemotherapy. We also believe FDX104 has the potential to reduce the abandonment rate of EGFRI drugs that are essential to the patients undergoing this treatment. We have initiated a Phase II clinical trial for FDX104 in Israel in late 2014.

Our Competitive Strengths

We believe that our expertise in foam technology, as demonstrated by our development of a novel topical foam formulation of minocycline, enables us to develop global product candidates which address shortcomings of currently available treatment options and positions us to compete effectively in the markets for the treatment of acne, rosacea, impetigo and other skin infections.

FMX101 represents an improved treatment alternative for moderate-to-severe acne.   Our lead product candidate, FMX101, is a novel topical foam formulation of minocycline, offering an easy-to-use and convenient alternative to existing treatment options for moderate-to-severe acne. While we have not conducted head-to-head trials, based on our current clinical data compared to the label claims of the current standard of care Solodyn, FMX101 offers a faster and more effective treatment for moderate-to-severe acne, with no reported systemic side effects. We believe that FMX101, if approved, will capture a significant share of the acne treatment market, and may even expand the overall acne market in the U.S. by attracting new patients who avoid current treatment options due to their limited effectiveness and potentially severe systemic side effects.

Lower risk and expedited development pathway.   We are focused on reformulating established drugs using our proprietary foam platforms. As a result, we expect the approval process for our product candidates to be conducted according to the FDA’s 505(b)(2) regulatory pathway, which allows some of the information required for approval to come from studies and trials that we did not conduct, leading to a relatively less expensive and faster approval process.

Large opportunity to expand use of our proprietary technology and foam platforms.   Our proprietary technology enables us to formulate and stabilize a wide variety of drugs, including extremely sensitive drugs that readily disintegrate when combined with most commonly-used topical compounds, enabling us to produce topical formulations of existing therapies that were previously unavailable. By making these drugs available for topical application, our foam platforms can enhance their potency, clinical effectiveness and ease-of-use while minimizing side effects. Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and can be tailored to treat a range of diseases and disorders. We believe that the diversity of our foam platforms and their numerous possible combinations with other drugs will allow us to select the best candidates for further development based on market need and the available regulatory pathway.

Cooperation with other pharmaceutical companies.   We have entered into development and license agreements with various pharmaceutical companies, including Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC, where we combine our foam technology with their proprietary drugs to create improved products. Under the terms of these agreements we receive service payments and contingent payments, as well as royalties if the licensed products are eventually approved and marketed. From our inception in 2003 to December 31, 2014, these agreements had generated revenues of approximately $18.1 million. Furthermore, each agreement is exclusive only to the specific drug that is licensed, leaving us the rights to commercialize and develop products with other drugs for the same indications using our proprietary foam technology while also allowing the licensee to apply the new products to any indication with its specific drug. Our licensed products are currently in pre-clinical, Phase II, III and pre-approval stages and, if successfully commercialized, may demonstrate the value of our technology, support our development efforts and result in substantial income from royalties.

Proprietary intellectual property protection and barriers to entry.   In relation to FMX101, FMX102, FMX103 and FDX104, we have several patents in the U.S. which are expected to remain in effect until 2030, and we also have several pending patent applications in the U.S., as well as one in each of Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. As of March 31, 2015, we had a patent portfolio of over 110 granted patents and over 95 pending patent applications worldwide describing and claiming our foam-based platforms and other technology. In the United States, we had 39 granted patents on March 31, 2015. We believe these patents and patent applications offer protection for aspects of our foam-based platforms and a range of our internal and out-licensed product candidates and act as a deterrent against certain competing designs by competitors. Our intellectual property position further relies on our proprietary know-how, presenting an additional barrier to entry by competitors.

Our Strategy

We intend to become a leading specialty pharmaceutical company in the dermatology space. The key elements of our strategy to achieve this goal include:

Complete development and obtain regulatory approval for FMX101.   We are in late-stage clinical development of FMX101 for the treatment of moderate-to-severe acne. We have completed Phase II clinical trials of and expect to initiate Phase III pivotal clinical trials for FMX101 during the third quarter of 2015. We expect to file for regulatory approvals for FMX101 in the U.S. in 2017 in order to enter the moderate-to-severe acne market. To support these efforts, we have enlisted U.S.-based clinical and regulatory executives, who have extensive experience in conducting clinical development programs and obtaining FDA approval for dermatological products.

Build our own sales and marketing capabilities to commercialize FMX101, FMX102 and FMX103 in the U.S.    We intend to build an internal sales force and commercial organization to launch FMX101, FMX102 and FMX103 in the U.S., subject to obtaining FDA approvals. We plan to build a specialized, focused and scalable sales force to target those key dermatologists and pediatricians in the U.S. who prescribe the majority of the medications for acne and impetigo. To support these efforts, we have enlisted U.S.-based marketing executives with extensive experience in commercializing products in the dermatology market.

Develop and commercialize our other proprietary product candidates.   In addition to FMX101, we are in the early stages of clinical development for other product candidates developed on our proprietary foam platforms. We are developing FMX102 for the treatment of impetigo and FMX103 for the treatment of rosacea. We are also developing FDX104, a topical formulation of doxycycline for the treatment of acne-like rashes associated with chemotherapy. We initiated a Phase II clinical trial with FDX104 in Israel in late 2014. Our research and development team has an established track record of advancing early stage product candidates through all phases of clinical development and subsequent regulatory approval.

Assess and prioritize future therapeutic indications for our foam platforms.   Beyond our currently identified product candidates, we have developed a series of stable foam formulations with drugs that are known to effectively treat common dermatological indications including atopic dermatitis, psoriasis, genital warts and actinic keratoses, herpes and fungal infections. We intend to begin selective development of these products based on the outlook of these markets and the available regulatory pathway. We plan to develop our product candidates under the FDA’s 505(b)(2) regulatory pathway, which leads to a relatively less expensive and faster process for approval and eventual product launch. These efforts will be led by our research and development team, which has successfully cultivated several product candidates from early feasibility studies to advanced clinical trials, in both in-house and collaborative projects.

Development and License Agreements with Various Pharmaceutical Companies

We collaborate with global industry leaders under development and license agreements that have resulted in the development of foam-based treatments which are currently in various stages of clinical trials. Under these agreements, we combine our proprietary technology with the licensee’s proprietary drugs to create new products with improved convenience and efficacy, and potentially extend patent protection for the products that incorporate these drugs. Our relationships include agreements with Bayer HealthCare AG, Merz Pharmaceuticals, LLC and Actavis PLC.

Under these agreements, the licensee is responsible for commercializing, promoting and marketing the licensed products, once developed and approved, at its sole expense. We are to receive royalties depending on the scope of annual net sales, as well as certain service payments and contingent payments. In exchange, we grant the licensee an exclusive license to develop and commercialize a specific foam product using our technology, know-how or intellectual property. Since our licenses are directed to a specific drug and are not limited by indication, they may potentially allow our licensees to develop their products formulated with our foam technology combined with their specific drug for the same indications as products we are developing ourselves. In the case of Bayer, Bayer also has a right to use the specific foam vehicle if it is essentially free of any active ingredient and is used in the field of rosacea and acne, and Bayer has filed patent applications directed to this use. However, we have the right to use the vehicle essentially free of any active ingredient for other skin diseases.

Our Foam Platforms

We have developed a series of proprietary foam platforms which enable us to formulate, stabilize and deliver a wide variety of drugs directly to their target site. For example, minocycline is known to be very unstable and rapidly degrades in the presence of most commonly-used formulation components. Utilizing our proprietary technology, specifically our oil-based foam platform, we successfully stabilized minocycline in a novel topical foam formulation. Minocycline is a broad-spectrum antibiotic with well-established therapeutic attributes, and has been found to be effective on a variety of indications, including acne. However, it use as an oral drug has been hindered by a multitude of adverse systemic side effects, resulting in a poor risk-benefit profile for acne.

As a result of our research and development efforts, we were able to formulate a thermally and structurally-stable, water-free, alcohol-free and surfactant-free minocycline foam formulation. Our foam delivers minocycline directly to the acne-infected sebaceous glands in the skin, but not into the bloodstream, thereby minimizing the risk of systemic side effects. Our choice of foam as the delivery vehicle stemmed from its significant advantages over other platforms and methods currently used for administering dermatological treatments such as creams, ointments, lotions, gels and oral ingestion. Unlike these other modalities, foam spreads easily and can be applied to large skin areas, is readily absorbed, does not leave a messy residue and is highly tolerable due to its use of gentle ingredients. All ingredients used in our minocycline foam are listed in the IID, and used in concentrations that do not exceed the maximum concentrations given in the IID. Further, foam can be designed to collapse upon rubbing but not immediately upon contact with the skin, allowing it to penetrate only after being properly spread.

Our foam platforms are generally designed to be suitable for dermal, vaginal, nasal and other applications and to treat a range of diseases and disorders. Our foam platforms include water-containing compositions such as emulsion or emollient foams, nano-emulsion foams and hydro-ethenolic foams, as well as water-free foam compositions such as oil foams, petrolatum-based or ointment foams and waterless hydrophilic foams, among others. Each of these platforms has unique properties designed to stably carry and deliver different types of drugs, some of which may be unusable in the presence of other topical platforms or have considerably limited durability when delivered by such other platforms.

Additional Research and Development

Overview

In addition to FMX101 for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX103 for the treatment of rosacea and FDX104 for the treatment of chemotherapy-induced severe rashes, and aside from the licensed products resulting from our development and license agreements with various pharmaceutical companies, we are developing a series of product candidates for a wide variety of indications to which we own worldwide rights and which are all based on formulations and adaptations of our patented, versatile foam platforms.

Our research and development strategy is centered on composing and optimizing our patented foam platforms with a wide variety of drugs, including FMX101, FMX102, FMX103 and FDX104 whether developed in-house or licensed from other companies, to create products for high-value indications. Our integrated research and development team is primarily located at our facilities in Rehovot, Israel and also operates out of our U.S. office in New Jersey. As of December 31, 2014 we had 18 employees in our research and development team, who are supported by experienced consultants in various research and development disciplines.

Prospective Pipeline Developments

We have other applications in our product pipeline, all of which are in preclinical stages. For example, we are developing another product for non-inflammatory acne based on a formulation of one of our foam platforms that combines minocycline and another active pharmaceutical ingredient. Additionally, we have developed a series of fully configured, stable foam formulations with drugs that are known to effectively treat common dermatological indications, including atopic dermatitis, psoriasis, genital warts and actinic keratoses, herpes and fungal infections.

We intend to selectively proceed to clinical trials with these formulations under the FDA’s 505(b)(2) regulatory pathway according to our identification of unmet needs and potential market opportunities.

We have reached an agreement with the National Eye Institute, an institute of the U.S. National Institutes of Health, or NIH, to jointly conduct preclinical trials and prepare an IND application directed towards the use of our novel oil-gel formulation of minocycline to treat degenerative retinal disease. This early-stage project will be partially financed by the NIH, with details of the funding to be negotiated in the future. We are also planning to develop our minocycline oil-gel for various ophthalmic indications such as blepharitis, ocular rosacea, bacterial eye infections and chlamydial eye infections, or trachoma. Although these projects indications are not part of our NIH collaboration, we will have the right to use all data from the NIH collaboration in our own ophthalmic projects.

Clinical Trials Procedures and Standards

We conduct preclinical and clinical trials to support the efficacy and safety of our product candidates and their ingredients. As of the date of this prospectus, we have conducted two Phase II clinical trials, according to CGCP, for FMX101, FMX102, in collaboration with leading medical and research centers in Israel. Moreover, our U.S. executive team has significant experience in planning, designing, executing, analyzing, and publishing clinical trials. This team has managed the preclinical and clinical development of numerous drugs, many of which have been approved by the FDA and were subsequently marketed successfully.

Our integrated Israel and U.S.-based research and development team manages our clinical trials and coordinates the project planning, trial design, execution, outcome analyses and clinical trial report submission. During the design, execution and analyses of our trials, our research and development team consults with key opinion leaders and top tier consultants in the relevant field of research to optimize both design and execution, as well as to strengthen the scientific, medical and regulatory compliance level of the investigational plan.

Intellectual Property

Overview

Our intellectual property and proprietary technology are essential to the development, manufacture, and sale of FMX101, FMX102, FMX103 and FDX104 and our future pipeline products. We seek to protect our intellectual property, core technologies and other know-how, through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products.

Patent Portfolio

Our model for preparing, filing and prosecuting patent applications integrates our intellectual property (IP) team with our research and development (R&D) team from the start of every project, allowing the IP team to analyze the experimental data hands-on and provide the R&D team with constant feedback in real time. This model results in practical and focused patent applications with improved likelihood of acceptance, and has been devised to serve multiple purposes, including:

•	protecting our wide range of product candidates;
•	supporting the listing of patents covering our product candidates in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the “Orange Book”);
•	encouraging leading pharmaceutical companies to negotiate development agreements with us and license our intellectual property rights for royalties; and
•	discouraging and deterring competitors from attempting to design-around our inventions.

We submit applications directly or under the Patent Cooperation Treaty, or PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in any one of the designated member states. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

Our most important patents and patent applications relate to our lead product candidates, FMX101, FMX102, FMX103 and FDX104. We now have several such patents which are expected to remain in effect until 2030. These patents comprise a claim to a certain formulation of a tetracycline antibiotic which can include minocycline or doxycycline and is subject to certain limitations. Our other patents granted in the U.S. have claims relating to certain formulations of our foam platforms and other technology, including emulsion foams, hydrophobic foams, aqueous foams and an apparatus for delivering a predetermined content from a pressurized container.

As of March 31, 2015, we had a patent portfolio of over 110 granted patents in certain countries worldwide, including 39 granted patents in the U.S. Additionally, as of March 31, 2015, we had over 95 pending patent applications worldwide, of which over 50 are pending in the U.S. describing and claiming our multiple foam based platforms and other technology. We have several patent applications pending in relation to FMX101, FMX102, FMX103 and FDX104 in the U.S. as well as one pending in each of the following international markets, Australia, Brazil, Canada, China, the European Union, India, Israel and Mexico. Our other pending applications relate to various foam platforms such as emulsion foam, hydrophobic foam, hydro-alcoholic foam and water-free foams, as well as specialty foams (such as potent solvent foams) and our recently-developed “metered dose dispenser” for controllable dosing.

Although we believe that a variety of our U.S. patents offer significant protection for FMX101, FMX102, FMX103 and FDX104 when looking at our patent portfolio’s ability to block or deter competition, the protection offered by our patents may be, to some extent, more limited than the protection provided by patents which claim chemical structures which were previously unknown. For example, our patents do not claim a new compound. Rather, the active pharmaceutical ingredients of our products are existing compounds and our granted patents and pending patent applications are directed to, among other things, novel formulations of these existing compounds that are dispensed as a foam. Accordingly, other parties may compete with us, for example, by independently developing or obtaining competing topical formulations that design around our patent claims, but which may contain the same active ingredients, or by seeking to invalidate our patents.

Other Intellectual Property

In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, technical specifications and other proprietary information in attempting to develop and maintain our competitive position. We also rely on protection available under trademark laws, and we currently hold various registered trademarks, including for the trademark “Foamix,” in the U.S. and Israel.

Risks and Threats to Our Intellectual Property

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to launch our products and commercialize them without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, the claims that issue may have limited or no coverage of our products and technologies, and our granted patents and any granted patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent or breadth of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Therefore, there may be granted patents held by third parties that could be asserted against us or may be infringed or otherwise violated by our product candidates and activities, and we do not know whether or to what extent we are infringing or otherwise violating third-party patents.

Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before FMX101 or FMX102 can be commercialized or before any of our other product candidates can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could also have a material adverse effect on us. See “Risk Factors—Risks Related to Our Intellectual Property—If our efforts to obtain, protect or enforce our patents and other intellectual property rights related to FMX101, FMX102 or any of our other product candidates are not adequate, we may not be able to compete effectively and we otherwise may be harmed.”

Competition

The medical and pharmaceutical industries in which we operate are intensely competitive and subject to significant technological change and changes in practice. While we believe that our innovative technology, knowledge, experience and resources provide us with competitive advantages, we may face competition from many different sources with respect to FMX101, FMX102, FMX103, FDX104 and our other pipeline products or any product candidates that we may seek to develop or commercialize in the future. Possible competitors may include pharmaceutical companies, academic and medical institutions, governmental agencies and public and private research institutions. These prospective competitors have the ability to effectively discover, develop, test and obtain regulatory approvals for products that compete with ours, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff.

Many of our prospective competitors have substantially greater manufacturing, financial, research and development, personnel and marketing resources than we do. Our prospective competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical industry include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information. As a result, our prospective competitors may be able to develop competing or superior products, and compete more aggressively and sustain their competitive edge over a longer period of time than us. Our products may be rendered obsolete or may lack economic viability in the face of pharmaceutical advances or alternative approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation.

In addition, we face competition from the current standard of care. The current standard of care for moderate-to-severe acne includes oral antibiotic drugs such as Solodyn, Doryx, Dynacin and Minocin, in which minocycline or doxycycline are the active ingredients, occasionally in combination with topical anti-acne drugs such as Acanya, Aczone, Ziana, Epiduo, Benzaclin and Differin. The current standard of care for impetigo is the topical agent Bactroban, with Altabax being the most recently approved topical agent for such indication. The active ingredients in Bactroban and Altabax are the antibiotics mupirocin and retapamulin, respectively. The standard of care for moderate-to-severe rosacea are oral drugs such as Oracea, the most recently approved oral doxycycline drug for rosacea and oral minocycline. The standard of care for milder cases of rosacea are topical drugs such as MetroGel and Finacea. However, based on our clinical trials, we believe that FMX101 and FMX102 have competitive advantages over the current alternatives and have significantly less adverse side effects. See “Business—Lead Product Candidates” for the results of our clinical trials. While we are unaware of any potentially competitive topical foam products to FMX101, FMX102, FMX103 or FMX104 for the treatment of acne, impetigo, rosacea and chemotherapy-induced rashes, it is possible that such potentially competitive topical foam products are being developed. See “Risk Factors—Risks Related to Our Business and Industry—Other pharmaceutical companies may develop competing topical products for acne, impetigo and other indications we are pursuing and enter the market ahead of us.”

We are also in preclinical and clinical phases of development of our pipeline products for treating other dermal, vaginal, rectal and nasal disorders, and if one or more of our pipeline products obtains approval in the future, we would compete with traditional medicinal and, in certain indications, surgical treatments, as well as any new entrants to the applicable market.

Further, we are developing certain topical products with several licensees combining our proprietary technology with a drug selected by the licensee. While the licenses we grant are exclusive with respect to the specific drug which is licensed, our agreements with these licensees allow them to commercialize the licensed developed products for any topical dermatological application, not just for the specific indication for which each product was originally intended. If any such licensed product proves to be effective for moderate-to severe acne, impetigo, rosacea, chemotherapy-induced rash, or any other indication that we are pursuing with FMX101, FMX102, FMX103, FDX104 or our other product candidates, we may face competition from these licensees, as they are not bound by non-compete restrictions. Although we believe that FMX101, FMX102, FMX103, FDX104 and our other product candidates can outperform the licensed products in the specific indications our product candidates are targeting, such licensed products may nevertheless pose a competitive challenge, as they will have the benefit of our foam technology coupled with the licensees’ greater resources, experience and brand recognition, extensive marketing channels and other capabilities, and possibly the advantage of entering the market before us.

In addition to products that are currently available, other products may be introduced to treat acne, impetigo, rosacea, chemotherapy-induced rashes and other skin disorders during the time that we engage in necessary development. Accordingly, if one of our pipeline products is approved, our main challenge in the market would be to convince dermatologists, pediatricians or other physicians seeking alternatives to oral or other existing treatments to use our product instead. While we are still in the preliminary stages, based on our studies, we believe that our pipeline products will be more effective than the current non-topical alternatives and exhibit significantly less adverse side effects.

Government Regulation

Our business is subject to extensive government regulation. Regulation by governmental authorities in the U.S. is a significant factor in the development, manufacture and marketing of our foam delivered treatments and in our ongoing research and development activities.

Product Approval Process in the U.S.

Review and Approval of Drugs

In the U.S., the FDA regulates drugs under the FDCA and implementing regulations and other laws, including the Public Health Service Act. Drugs require the submission of a NDA, and approval by the FDA prior to being marketed in the U.S. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

The process required by the FDA prior to marketing and distributing a drug in the U.S. generally involves the following:

•	completion of laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, or other applicable regulations;
•	submission to the FDA of an application for an IND designation, which must become effective before human clinical trials may begin;
•	approval by an independent IRB, at each clinical site before each trial may be initiated;
•	performance of adequate and well-controlled human clinical trials in accordance with GCP, to establish the safety and efficacy of the proposed drug for its intended use;
•	recordkeeping;
•	preparation and submission to the FDA of an NDA or supplemental NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or components thereof are produced, to assess compliance with CGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
•	payment of user fees and FDA review and approval of the NDA.

Preclinical Trials

Preclinical trials include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with the FDA’s GLP regulations. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may be commenced.

Clinical Trials in Support of an NDA

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase I: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
•	Phase II: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
•	Phase III: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Submission of an NDA to the FDA

The results of the preclinical and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can exceed $2.1 million, subject to certain limited deferrals, waivers and reductions that may be available. Each NDA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the NDA, thus triggering a full review of the application. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission.

The FDA’s established goal is to review 90% of NDA applications and original efficacy supplements given “Priority” status within 6 months, and 90% of applications and original efficacy supplements given “Standard” status within 10 months, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but rather an “action letter” that describes additional work that must be completed before the application can be approved.

Before approving an NDA, the FDA inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless CGMP compliance is satisfactory. The FDA may deny approval of an NDA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or may never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations.

Once a product is approved, marketing the product for other indicated uses or making certain manufacturing or other changes requires FDA review and approval of a supplement NDA or a new NDA, which may require additional clinical data and review fees. In addition, further post-marketing testing and surveillance to monitor the safety or efficacy of a product may be required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidate under development.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical trials of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

To the extent that a Section 505(b)(2) NDA relies on clinical trials conducted for a previously approved drug product or the FDA’s prior findings of safety and effectiveness for a previously approved drug product, the Section 505(b)(2) applicant must submit patent certifications in its Section 505(b)(2) application with respect to any patents for the previously approved product on which the applicant’s application relies that are listed in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Specifically, the applicant must certify for each listed patent that, in relevant part, (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is not sought until after patent expiration; or (iv) the listed patent is invalid, unenforceable or will not be infringed by the proposed new product.

A certification that the new product will not infringe the previously approved product’s listed patent or that such patent is invalid or unenforceable is known as a Paragraph IV certification. If the applicant does not challenge one or more listed patents through a Paragraph IV certification, the FDA will not approve the Section 505(b)(2) NDA application until all the listed patents claiming the referenced product have expired. Further, the FDA will also not approve, as applicable, a Section 505(b)(2) NDA application until any non-patent exclusivity, such as, for example, five-year exclusivity for obtaining approval of a new chemical entity, three year exclusivity for an approval based on new clinical trials, or pediatric exclusivity, listed in the Orange Book for the referenced product, has expired.

If the Section 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the owner of the referenced NDA for the previously approved product and relevant patent holders within 20 days after the Section 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement suit against the Section 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement lawsuit within 45 days of receipt of the notification regarding a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest to occur of 30 months beginning on the date the patent holder receives notice, expiration of the patent, settlement of the lawsuit, or until a court deems the patent unenforceable, invalid or not infringed. Even if a patent infringement claim is not brought within the 45-day period, a patent infringement claim may be brought under traditional patent law, but it does not invoke the 30-month stay.

Moreover, in cases where a Section 505(b)(2) application containing a Paragraph IV certification is submitted after the fourth year of a previously approved drug’s five year exclusivity period and the patent holder brings suit within 45 days of notice of certification, the 30-month period is automatically extended to prevent approval of the Section 505(b)(2) application until the date that is seven and one-half years after approval of the previously approved reference product. The court also has the ability to shorten or lengthen either the 30 month or the seven and one-half year period if either party is found not to be reasonably cooperating in expediting the litigation.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

Post-Approval Requirements

Any drug products for which we receive FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties. In addition, manufacturers of prescription products are required to disclose annually to the Center for Medicaid and Medicare any payments made to physicians in the U.S. under the Sunshine Act of 2012. These payments could be in cash or kind, could be for any reason, and are required to be disclosed even if the payments are not related to the approved product. Failure to fully disclose or not in time reporting could lead to penalties up to $1 million per year.

The manufacturing of any of our products will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s CGMP regulations. The FDA’s CGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with CGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain CGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our products.

Pediatric Trials and Exclusivity

Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or the FDASIA, in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA.

Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional 6 months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of a NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA. Since the active pharmaceutical ingredients of FMX101, FMX102, FMX103 and FDX104 are already known and marketed in tablet form, these products may not be eligible for the patent term extension, if applicable.

Orphan Drug Designation

Orphan drug designation in the U.S. is designed to encourage sponsors to develop drugs intended for rare diseases or conditions. In the U.S., a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the U.S. or that affects more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the U.S.

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the drug’s marketing approval, if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A drug becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The drug must then go through the new drug approval process like any other drug. Orphan drug designations are decided solely by the OOPD staff, but the OOPD occasionally will request opinions from the Center for Drug Evaluation and Research, especially when dealing with issues such as the appropriateness of the requested indication or the scientific rationale described by the sponsor.

A sponsor may request orphan drug designation of a previously unapproved drug or new orphan indication for an already marketed drug. In addition, a sponsor of a drug that is otherwise the same drug as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent drug for the same rare disease or condition if it can present a plausible hypothesis that its drug may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the drug has been designated. The FDA could approve a second application for the same drug for a different use or a second application for a clinically superior version of the drug for the same use. The FDA cannot, however, approve the same drug made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

We may in the future apply for orphan drug designation for our FDX104 product candidate for the treatment of chemotherapy-induced rashes.

The GAIN Act

The GAIN Act came into effect on October 1, 2012 as a provision of the FDA Safety and Innovation Act. It is designed to encourage development of treatments for serious or life-threatening infections caused by bacteria or fungi, as development in this area has slowed considerably.

With this Act, drugs designated as “qualified infectious disease products,” or QIDPs, will be granted a number of benefits meant to spur antibiotic drug discovery. According to the statute, a QIDP is a pathogen identified by the Department of Health and Human Services that has the potential to pose a serious threat to public health, such as resistant Gram-positive pathogens, including MRSA, vancomycin-resistant S. aureus, and vancomycin resistant enterococcus.

Key incentives outlined in the GAIN Act include:

•	Eligibility for fast track status. This will increase the level of communication between the FDA and the eligible company, decreasing the time required for filing a NDA;
•	Priority review. This will shorten the FDA review period from 10 to eight months; and
•	five additional years of market exclusivity. This can significantly improve a company’s ability to recover development costs and profitability in the years prior to patent expiry.

Based on our FMX102 Phase II clinical trial results for impetigo, indicating effective bacteriological cure of MRSA, FMX102 may be entitled to such GAIN Act benefits.

Review and Approval of Drug Products Outside the U.S.

In addition to regulations in the U.S., if and when we target non-U.S. markets, we will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting to more than one member state at the same time. The RMS National Competent Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the approval.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the U.S. and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of FMX101, in addition to the costs required to obtain the FDA approvals. Additionally, FMX101 may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In March 2010, the President of the U.S. signed one of the most significant healthcare reform measures in decades. The healthcare reform law substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The healthcare reform law contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the healthcare reform law, as limited by the U.S. Supreme Court’s decision in June 2012:

•	increases the minimum level of rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%; and
•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the healthcare reform law. At this time, it remains unclear whether there will be any changes made to the healthcare reform law, whether to certain provisions or its entirety.

Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, third-party payors and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare;
•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
•	the federal transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Manufacturing, Supply and Production

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on a third-party contract manufacturer for the finished products for our preclinical research and clinical trials, including the Phase III clinical trials for FMX101 for the treatment of acne and our additional product candidates, as applicable. We have entered into an agreement with this manufacturer, although there are a number of other manufacturers that could supply us with our product and we believe we could transition to such other manufacturers within a number of months. We do not have any agreements with suppliers of raw materials and acquire them on a purchase order basis. We also do not have any agreement for the manufacture of commercial supplies of FMX101 if it is approved. If FMX101 or any of our other product candidates are approved by any regulatory agency, we intend to enter into additional agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products. We and our contract manufacturers will need to develop and validate processes, methods, tests and or controls suitable for commercial scale manufacturing of our various product candidates and for defining their properties. Changes in manufacturing scale or manufacturer may require changes to processes, methods, tests and or controls, which may take time to develop, validate and implement.

Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturer and suppliers. The manufacturer and suppliers of our drug products for our current preclinical and clinical trials have advised us that they are compliant with both CGLP and CGMP.

Our product candidates, if approved, may not be producible in sufficient commercial quantities, in compliance with regulatory requirements or at an acceptable cost. We and our manufacturer and suppliers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with CGMP and CGLP for drugs on an ongoing basis, as mandated by the FDA and foreign regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

We use, and we intend to continue to use, leading providers of manufacturing services to the global pharmaceutical industry, to scale-up and validate a robust manufacturing process to up to approximately one ton batches of FMX101.

Marketing, Sales and Distribution

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities, and our marketing department currently consists only of a marketing director, whose main responsibility is to identify unmet needs in the dermatology market, asses their commercial potential and advise on the prioritization of the development of our future product candidates accordingly. We have a U.S. subsidiary, Foamix Pharmaceuticals Inc., with several key executives to support our U.S. development and commercialization efforts.

We are also evaluating the optimal price range for FMX101, that will reflect their benefits relative to alternative treatments while remaining affordable to potential customers and reimbursable by governments and third-party payors.

In the event that we receive regulatory approvals for FMX101 in markets outside of the U.S., we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market or sell our products through their well-developed sales, marketing and distribution organizations in such countries.

In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop.

Employees

As of December 31, 2014, we had 29 employees, 26 are based in Israel and three are based in the U.S. The distribution of our full-time employees according to main areas of activity is set forth in the following table:

Employees
Area of Activity:
Research and development	18
Selling, general and administrative	11
Total	29

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

Facilities

Our offices in Israel, which house our administrative headquarters and our research and development laboratories, are located at two sites in the Weizmann Science Park in Rehovot, Israel, namely our Gav Yam Facility and our Tamar Facility. We entered into a lease agreement for the Gav Yam facility with Gav Yam Lands Ltd., dated as of May 7, 2008, which agreement was amended on August 5, 2014 and which expires on August 31, 2017. The Gav Yam facility consists of approximately 678 square meters of space and lease payments on the facility are approximately $13,000 per month. We entered into a lease agreement for the Tamar facility with Shrada Ltd on November 27, 2014, and the lease agreement expires on November 30, 2016. The Tamar facility consists of approximately 550 square meters of space and lease payments on the facility are approximately $7,000 per month.

Our executive offices in the U.S. are located in Bridgewater, New Jersey. The lease agreement was signed in September 2014, expires on August 31, 2017 and consists of approximately 770 square meters of space. Lease payments are approximately $7,150 per month.

Environmental, Health and Safety Matters

We are subject to extensive environmental, health and safety laws and regulations in a number of jurisdictions, primarily Israel, governing, among other things, (i) the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; and (ii) chemical, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. Our operations at our Rehovot research and development facility use chemicals and produce waste materials and sewage. Our activities require permits from various governmental authorities including, local municipal authorities, the Ministry of Environmental Protection and the Ministry of Health. The Ministry of Environmental Protection and the Ministry of Health, local authorities and the municipal water and sewage company conduct periodic inspections in order to review and ensure our compliance with the various regulations.

These laws, regulations and permits could potentially require the expenditure by us of significant amounts for compliance or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities which were previously permitted. For instance, new Israeli regulations were promulgated in 2011 relating to the discharge of industrial sewage into the sewer system. These regulations establish new and potentially significant fines for discharging forbidden or irregular sewage into the sewage system.

The operations of our subcontractors and suppliers are also subject to various Israeli and foreign laws and regulations relating to environmental, health and safety matters, and their failure to comply with such laws and regulations could have a material adverse effect on our business and reputation, result in an interruption or delay in the development or manufacture of our product candidates, or increase the costs for the development or manufacture of our product candidates.

Legal and Corporate Structure

Our legal and commercial name is Foamix Pharmaceuticals Ltd. (formerly, Foamix Ltd.). We were formed as a company in the State of Israel on January 19, 2003.

Our corporate structure consists of Foamix Pharmaceuticals Ltd. and Foamix Pharmaceuticals Inc., our wholly-owned U.S. subsidiary, which was incorporated on May 6, 2014 under the laws of the State of Delaware, and which is intended to serve as our marketing and sales arm in the U.S.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings. We may become involved in material legal proceedings in the future.

DESCRIPTION OF SHARE CAPITAL

General

Our authorized share capital consists of 50,000,000 ordinary shares, par value NIS 0.16 per share. Following the closing of this offering,           shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-336881-1. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a meeting of shareholders have the power to elect all of our directors, subject to the special approval requirements for external directors.

Under our amended and restated articles of association, our board of directors must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law. At any time the minimum number of directors (other than the external directors) shall not fall below three.

Pursuant to our amended and restated articles of association, each of our directors, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Each director serves until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Israeli Companies Law. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next annual general meeting of shareholders. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Israeli Companies Law.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between 4 and 40 days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;
•	appointment or termination of our auditors;
•	appointment of external directors;
•	approval of certain related party transactions;
•	increases or reductions of our authorized share capital;
•	a merger; and
•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law and under our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended and restated articles of association. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s related party (even if such terms are not extraordinary) requires certain approvals pursuant to Israeli law. Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting.

Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Israeli Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Registration Rights

We have entered into a registration rights agreement with certain of our shareholders as part of the 2014 Share Purchase Agreement. Based on the information we have available to us, we believe that, as of March 31, 2015, subject to the lock-up agreements, holders of a total of 738,468 of our ordinary shares, which include 295,590 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share, will have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

At any time the holders of a majority of the registrable securities then outstanding may request that we file a registration statement with respect to registrable securities having an anticipated aggregate offering price, net of selling expenses, of at least $3 million. Upon receipt of such registration request, we are obligated to file a registration statement within 60 days, provided that we will not be required to effect more than two such registrations.

We will not be obligated to file a registration statement at such time if in the good faith judgment of our board of directors, such registration would be materially detrimental to the company and its shareholders, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us; (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential; or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act. In such event we may defer the requested filing for a period of not more than 90 days, during which we shall also be prohibited from registering any securities for our own account or for the account of any other shareholder, and we may not invoke this right more than once in any 12 month period. In addition, we have the right not to effect or take any action to effect a registration statement (a) during the period that is 60 days before the date of filing our registration statement, as estimated by us in good faith, and ending on a date that is 120 days after the date of such filing, and (b) if the initiating holders of the registrable securities propose to dispose of registrable securities which may all be immediately registered on Form F-3.

Form F-3 Registration Rights

If at any time when we become eligible to use a Form F-3 registration statement, the holders of a majority of the registrable securities then outstanding may request that we file a Form F-3 registration statement with respect to registrable securities having an anticipated aggregate offering price, net of selling expenses, of at least $1 million. Upon receipt of such registration request, we are obligated to file a registration statement within 60 days. However, we will not be obligated to file a Form F-3 registration statement (i) during the period that is 30 days before the date of filing our registration statement, as estimated by us in good faith, and ending on a date that is 60 days after the date of such filing, and (ii) if we had effected two Form F-3 registrations within the 12 month period immediately preceding the date of such request.

Piggyback Registration Rights

In addition, if we register any of our ordinary shares in connection with the public offering of such securities solely for cash, the holders of all registrable securities are entitled to at least 20 days’ notice of the registration and to include all or a portion of their ordinary shares in the registration. If the public offering that we are effecting is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting as agreed between us and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of our offering.

Our shareholders entitled to include their shares in this offering have waived their right to do so.

Other Provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration. The demand, Form F-3 and piggyback registration rights described above will expire with respect to each holder of registrable securities upon such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described in our Annual Report on Form 20-F under “Item 10.B. Memorandum and articles of association—Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

The Israeli Companies Law allow us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Currently no preferred shares authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company.

Listing

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “FOMX.”

SHARES ELIGIBLE FOR FUTURE SALE

Our ordinary shares have been traded on the NASDAQ Global Market under the symbol “FOMX” since September 18, 2014. Prior to that date, no public market existed for our ordinary shares. Future sales of substantial amounts of our ordinary shares, including shares issued upon exercise of outstanding options or purchased in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding an aggregate of           ordinary shares, after giving effect to the issuance by us of           our ordinary shares in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of March 31, 2015.

Of these shares,           ordinary shares are “restricted securities” under Rule 144, all of which are subject to lock-up agreements entered into in connection with this offering. See “Underwriting.”

After the lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act or any other exemption.

Lock-Up Agreements

We, all of our directors and executive officers and holders of approximately   % of our outstanding shares have signed lock-up agreements. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 90 days after the date of this prospectus without the prior written consent of Barclays Capital Inc. and Cowen and Company, LLC. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

Rule 144

Shares Held for Six Months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned our ordinary shares for 6 months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from our company or from an affiliate of our company as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us. In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions and notice requirements, and to a volume limitation that limits the number of shares to be sold thereby, within any 3-month period, to the greater of:

•	1% of the number of ordinary shares then outstanding; or
•	the average weekly trading volume of our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The six month holding period of Rule 144 does not apply to sales of unrestricted securities. Accordingly, persons who hold unrestricted securities may sell them under the requirements of Rule 144 described above without regard to the 6-month holding period, even if they were considered our affiliates at the time of the sale or at any time during the 90 days preceding such date.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received or purchased ordinary shares from us under our 2009 Plan or other written agreement before the closing of this offering is entitled to resell these shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above (under “—Lock-Up Agreements”), may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•	persons other than affiliates, without restriction; and
•	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the six-month holding period requirement of Rule 144.

Options

As of December 31, 2014, options to purchase a total of 1,171,125 ordinary shares were issued and outstanding, whether under our 2009 Plan or otherwise. Of the total number of issued and outstanding options, 635,569 will be vested upon or within 60 days of the closing of this offering. All of our ordinary shares issuable under these options are subject to contractual lock-up agreements with us or the underwriters.

Warrants

As of December 31, 2014, warrants to purchase a total of 2,716,956 ordinary shares were issued and outstanding pursuant to the 2014 SPA, all of which are exercisable at any time until the fourth anniversary of the closing of the 2014 SPA, meaning any time through May 12, 2018.

Registration Rights

Subject to the lock-up agreements described above, based on information we have available to us, we believe that, as of March 31, 2015, holders of an aggregate of 738,468 shares of our ordinary shares have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss certain tax benefits, including under the Law for Encouragement of Capital Investments, 5719-1959, to which we may become eligible in the future if we establish a manufacturing facility for our products in Israel. This summary also does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, the appropriate tax authorities or the courts may not accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. In addition, commencing from 2010, capital gains realized by Israeli companies are subject to tax at the regular corporate tax rate.

Taxation of our Shareholders

Capital gains taxes applicable to non-Israeli resident shareholders.   A non-Israeli resident who derives capital gains from the sale of our shares that were purchased after the shares were listed for trading on the NASDAQ is exempt from Israeli tax so long as such gains were not attributable to a permanent establishment that the non-resident maintains in Israel. In the case of a shareholder that is a corporation, in order for it to qualify as a non-Israeli resident for these purposes, it must be incorporated in, as well as managed and controlled from, a jurisdiction other than the State of Israel, and persons who are Israeli residents may not either: (i) have a controlling interest (directly or indirectly, alone or together with another, or together with another Israeli resident) exceeding 25% in one or more of the means of control in such corporation or (ii) be the beneficiaries of, or entitled to, 25% or more of the revenues or profits of such corporation, whether directly or indirectly.

Taxation of non-Israeli shareholders on receipt of dividends.   Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority, allowing for such reduced withholding tax rate). With respect to a person who is considered a substantial shareholder at the time of receiving the dividend or at any time during the preceding 12 months, subject to the terms of an applicable tax treaty, the applicable withholding tax rate is 30%. Notwithstanding all of the above, an additional 2% tax might be applicable to individual shareholders if certain conditions are met. A person is considered to be a substantial shareholder if it holds, directly or indirectly, alone or together with another affiliated party, 10% or more of a company’s means of control, which include, among other things, voting rights, the right to receive profits of the company, the right to receive proceeds upon liquidation and the right to appoint a director.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, with regard to dividends paid to a U.S. resident corporation which held 10% or more of our outstanding voting rights throughout the tax year in which the dividend was distributed and which maintained its shareholdings at or above such threshold during the entire previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.

U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

A non-Israeli resident who receives dividends from which the full amount of tax was withheld according to sections 161, 164, or 170 of the Israeli Tax Ordinance is generally exempt from the obligation to file tax returns in Israel with respect to such income.

In the event we declare a dividend, we may not designate the income that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Federal Income Tax Consequences.

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code, or the Code, respectively;
•	certain former citizens or long-term residents of the U.S.;
•	persons that received our shares as compensation for the performance of services;
•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;
•	S corporations;
•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;
•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or
•	holders that own or have owned directly or indirectly 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The U.S. Internal Revenue Service, or the IRS, may take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares and such a position may be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. However, this will not apply to certain distributions, if any, of our ordinary shares that are distributed pro rata to all our shareholders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as ordinary dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such lower rate of taxation shall not apply if the Company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit. Subject to certain exceptions, if you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. U.S. Holders should consult their own tax advisors about the effect of, and any exception available to, the special sourcing rule described in this paragraph.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.).

Sale, Exchange or Other Disposition of Ordinary Shares

If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because gain for the sale or other disposition of our ordinary shares will be so treated as U.S. source income; and you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income; you may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or
•	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. For publicly traded corporations, the PFIC asset test described above is applied using the fair market value of the non-U.S. corporation’s assets. For purposes of a the PFIC asset test, a publicly traded non-U.S. corporation may treat the aggregate fair market value of its assets as being equal to the sum of the aggregate value of its outstanding stock, or “Market Capitalization,” and the total amount of its liabilities. We intend to take the position that the excess of a

non-U.S. corporation’s Market Capitalization plus liabilities over the book value of all of its assets may generally be treated as a non-passive asset to the extent attributable to the non-passive activities of such corporation. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2014, and will not be classified as a PFIC for the taxable year ending December 31, 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year and our Market Capitalization, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, activities and our Market Capitalization in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. We may be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares, are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Market is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of the Company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the U.S., or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the U.S., or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Barclays Capital Inc., Cowen and Company, LLC and Guggenheim Securities, LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Cowen and Company, LLC
Guggenheim Securities, LLC
Oppenheimer & Co. Inc.
Total

The underwriting agreement provides that the underwriters obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;
•	the representations and warranties made by us to the underwriters are true;
•	there is no material change in our business or the financial markets; and
•	we deliver customary closing documents to the underwriters.

The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $          million (excluding the underwriting discount and commissions). We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $      , incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

The expenses set forth above include commissions payable by us to Rosario Capital Ltd., an Israeli broker-dealer, for services it is providing to us in connection with this offering, including identifying potential investors in Israel. Rosario Capital Ltd. is not a U.S. registered broker-dealer. All sales of our ordinary shares in the United States will be made by U.S. registered broker-dealers. Rosario Capital Ltd. may be deemed to be an underwriter as a result of its activities in connection with this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of approximately   % of our outstanding shares have agreed that, for a period of 90 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Cowen and Company, LLC, (1) offer for sale, sell, pledge, or otherwise dispose (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) of any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by the us or them in accordance with the rules and regulations of the SEC and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares (other than the ordinary shares and shares issued pursuant to employee benefit plans, qualified share option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any ordinary shares or securities convertible into or exchangeable for ordinary shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities, or (iv) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc. and Cowen and Company, LLC , in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Barclays Capital Inc. and Cowen and Company, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Cowen and Company, LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ordinary shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, purchasing shares in the open market, or both. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.
•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
•	Passive market making transactions in the ordinary shares on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ordinary shares and extending through the completion of distribution.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NASDAQ Global Market

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “FOMX.”

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt, equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of ordinary shares or possession or distribution of this prospectus or any other offering or publicity material relating to the ordinary shares in any country or jurisdiction (other than the U.S.) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ordinary shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ordinary shares by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ordinary shares which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;
•	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ordinary shares under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and
•	in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The ordinary shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong

Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and any offer of the ordinary shares is directed only at investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATING TO THIS OFFERING

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the ordinary shares being registered under this registration statement are as follows:

Amount to be Paid
SEC registration fee		$6,682
FINRA filing fee		$9,125
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

EXPERTS

The consolidated financial statements incorporated by reference in this Prospectus to our Annual Report on Form 20-F for the year ended December 31, 2014 have been so incorporated in reliance on the report of Kesselman & Kesselman, an independent registered public accounting firm and member firm of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yingke Israel - Eyal Khayat, Zolty, Neiger & Co., Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel, with respect to Israeli law, and by White & Case LLP, New York, New York, with respect to U.S. law.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside of the U.S., may be difficult to obtain within the U.S. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S.

We have been informed by our legal counsel in Israel, Yingke Israel - Eyal Khayat, Zolty, Neiger & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•	the judgment was obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel;
•	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgment was not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.foamixpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 17, 2015.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Foamix Pharmaceuticals, Ltd. 2 Holzman St., Weizmann Science Park, Rehovot 7670402, Israel or on +972-8-9316233. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at www.foamixpharma.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

       Shares

Foamix Pharmaceuticals Ltd.
Ordinary Shares

Prospectus
         , 2015

Barclays
Cowen and Company
Guggenheim Securities

Oppenheimer & Co.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.   Indemnification of Directors, Officers and Employees.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and
•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the closing of this offering and Israeli Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.   Recent Sales of Unregistered Securities.

Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years (i.e., since March 31, 2012, up to the date of this registration statement) which were not registered under the Securities Act:

•	In June of 2012, we entered into a convertible loan agreement, referred to as the 2012 loan agreement, with several of our existing shareholders. Pursuant to the 2012 loan agreement, we initially received loans in an aggregate principal amount of $1.4 million, bearing interest at 6% per annum. The principal and all accrued interest were to be either (i) paid upon the earlier of four years from the date of closing of the 2012 loan agreement or the occurrence of a default event, or (ii) automatically converted into the most senior class of our shares at a 25% discount on the applicable per share price in the event of a qualified round of equity financing, an initial public offering of our shares or a merger, acquisition, asset sale or similar deemed-liquidation event. The principal and interest under the 2012 loan agreement were also convertible at the discretion of the lender, at a discount of 25%, upon an equity financing round in excess of $2.5 million, even if not qualified. Furthermore, each lender under the 2012 loan agreement was issued, for no additional consideration, one ordinary share per each $5.84 of principal amount of its loan. As a result, we issued the lenders under the 2012 loan agreement a total of 247,897 ordinary shares, in addition to any shares that may have been issuable to them upon conversion of their loans.
•	In May and June of 2013 we received an additional amount of $1.5 million in convertible loans from shareholders who joined the 2012 loan agreement. In accordance with the terms of such loan agreement, we issued these joining lenders a total of 256,764 ordinary shares upon receiving their loans, in addition to any shares that may have been issuable to them upon conversion of their loans.
•	On May 13, 2014 and June 3, 2014, (i) we issued to certain investors and existing shareholders 1,036,431 preferred shares, which prior to our initial public offering were converted into ordinary shares, for $8.3 million, and further granted such investors and existing shareholders warrants to purchase 1,061,469 preferred shares (converted into warrants to purchase ordinary shares prior to our initial public offering); and (ii) we issued to the holders of our convertible loans 1,010,350 preferred shares and warrants to purchase 505,175 preferred shares (converted into ordinary shares and warrants prior to our initial public offering) in exchange for the conversion of all principal and accrued interest due to them under such loans in a total amount of $5.8 million.
•	During September 2014, prior to the completion of our initial public offering, all preferred shares and warrants were converted into 3,367,244 ordinary shares and warrants to purchase 2,716,956 ordinary shares, in accordance with their terms.

•	Additionally, we granted share options to employees, directors, consultants and service providers under our 2009 Israeli Share Option Plan or otherwise, covering an aggregate of 1,365,000 ordinary shares, with exercise prices ranging from $0.048 to $7.98 per share. As of the date of this registration statement, 134,375 of these option have been exercised and 121,875 have been forfeited and cancelled without being exercised.

The sales of the above securities were deemed to be exempt from registration under the Securities Act because they were made outside of the U.S. to certain non-U.S. individuals or entities pursuant to Regulation S or, in reliance upon the exemption from registration provided under

Section 4(a)(2) of the Securities Act and the regulations promulgated thereunder.

We claimed exemption from registration under the Securities Act for these option grants described above under Section 4(a)(2), Regulation S, or under Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

No underwriters were employed in connection with the securities issuances set forth in this Item 7.

Item 8.   Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.
(b)	Financial Statement Schedules.

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s financial statements and related notes thereto.

Item 9.   Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2.	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rehovot, Israel on this 1st day of April, 2015.

FOAMIX PHARMACEUTICALS LTD.
By:	/s/ Dov Tamarkin
Name: Dov Tamarkin
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of FOAMIX PHARMACEUTICALS LTD. whose signature appears below hereby appoints Dov Tamarkin and Meir Eini, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature and Name	Title	Date
/s/ Dov Tamarkin	Chief Executive Officer (principal executive officer)	April 1, 2015
Dov Tamarkin

/s/ Ilan Hadar	Chief Financial Officer (principal financial officer and principal accounting officer)	April 1, 2015
Ilan Hadar

/s/ Meir Eini	Chief Innovation Officer and Chairman of the Board of Directors	April 1, 2015
Meir Eini

/s/ Chaim Chizic	Director	April 1, 2015
Chaim Chizic

/s/ Stanley Hirsch	Director	April 1, 2015
Stanley Hirsch

/s/ Rex Bright	Director	April 1, 2015
Rex Bright

/s/ Darrell Rigel	Director	April 1, 2015
Darrell Rigel

/s/ Stanley Stern	Director	April 1, 2015
Stanley Stern

/s/ Anna Kazanchyan	Director	April 1, 2015
Anna Kazanchyan

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in Newark, Delaware, on April 1, 2015.

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1(a)	Amended and Restated Articles of Association of the Registrant
4.1(a)	Specimen Share Certificate
4.2(a)	Investor Rights Agreement, dated as of May 13, 2014, by and among the Company and certain shareholders of the Company
5.1*	Opinion of Yingke Israel - Eyal Khayat, Zolty, Neiger & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1(a)	2009 Israeli Share Option Plan
10.2(a)	Summary English Translation of Lease Agreement, dated as of May 7, 2008, as amended, by and between the Registrant and Gav Yam Real Estate Ltd
10.3(a)	Form of indemnification agreement by and between the Registrant and each of its directors and executive officers
10.4(a)	Employment Agreement, dated as of August 22, 2014, between the Registrant and Dr. Dov Tamarkin
10.5(a)	Employment Agreement, dated as of August 22, 2014, between the Registrant and Meir Eini
21.1(a)	List of subsidiaries of the Registrant
23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
23.2*	Consent of Yingke Israel - Eyal Khayat, Zolty, Neiger & Co. (included in Exhibit 5.1)

(a)	Filed as an exhibit to Form F-1/A filed by the Company on September 3, 2014 (File No. 333-198123) and incorporated by reference herein.
*	To be filed by amendment.